Filed Pursuant to Rule 424(b)(2)
Registration No. 333-139093
CALCULATION OF REGISTRATION FEE

Title of Each Class of	Amount to be	Maximum Aggregate	Amount of
Securities to be Registered	Registered	Offering Price	Registration Fee (2)(3)
Common stock (no par value per share)(1)	6,325,000 shares	$199,237,500	$21,319

(1)	Includes, with respect to each share of common stock, Rights pursuant to the registrant’s Rights Agreement, dated as of November 12, 1997, as amended, between the registrant and the Rights Agent named therein. Until any triggering event under the Rights Agreement occurs, the Rights trade with, and cannot be separated from, the common stock.

(2)	Calculated in accordance with Rule 457(r) under the Securities Act.

(3)	The fee has been satisfied by applying, pursuant to Rule 457(p) under the Securities Act, $21,319 of the previously paid filing fee of $278,740 with respect to the initial offering price of securities that were previously registered pursuant to the registrant’s prior registration statement on Form S-3 (SEC File No. 333-118706), initially filed on August 31, 2004, and that have not been sold thereunder, of which $50,873 of the registration fee paid with respect to the prior registration statement remains unused. This “Calculation of Registration Fee” table shall be deemed to update the “Calculation of Registration Fee” table in the registrant’s registration statement on Form S-3ASR (SEC File No. 333-139093).

PROSPECTUS SUPPLEMENT
(To Prospectus dated December 4, 2006)

5,500,000 Shares

Common Stock

This is an offering of 5,500,000 shares of the common stock of Atmos Energy Corporation.

Our common stock is listed on the New York Stock Exchange under the symbol “ATO.” The last reported sales price of our common stock on December 7, 2006 was $32.07.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 1 of the accompanying prospectus.

	Per Share	Total

Price to the public	$31.5000	$173,250,000
Underwriting discounts and commissions	$1.1025	$6,063,750
Proceeds to Atmos Energy Corporation (before expenses)	$30.3975	$167,186,250

We have granted to the underwriters the option to purchase up to 825,000 additional shares of common stock on the same terms and conditions set forth above if the underwriters sell more than 5,500,000 shares of common stock in this offering.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of this prospectus supplement. Any representation to the contrary is a criminal offense.

Lehman Brothers and Goldman, Sachs & Co., on behalf of the underwriters, expect to deliver the shares on or about December 13, 2006.

Joint Book-Running Managers

Lehman Brothers	Goldman, Sachs & Co.

Banc of America Securities LLC
JPMorgan
Merrill Lynch & Co.
SunTrust Robinson Humphrey
Wachovia Securities

December 7, 2006

Atmos Energy
Colorado – Kansas Division
Denver, CO
Atmos Energy
Kentucky Division
Atmos Energy Marketing
Owensboro, KY
Loudon, TN
Atmos Energy
Mid-States Division
Atmos Energy Marketing
Franklin, TN
Bolivar, TN
Columbia, TN
Atmos Energy Corporation
Dallas, TX
Atmos Energy
West Texas Division
Lubbock, TX
Atmos Energy
Mississippi Division
Jackson, MS
Carthage Hub
Waha Hub
Atmos Energy
Mid-Tex Division
Dallas, TX
Katy Hub
Atmos Energy Marketing
New Orleans, LA
Atmos Energy Marketing
Houston, TX
Atmos Energy
Louisiana Division
Baton Rouge, LA
Atmos Energy Corporation headquarters
Utility division headquarters
Utility operations
Atmos Energy Marketing headquarters
Atmos Energy Marketing regional offices
Proprietary storage
Atmos Energy states of operation
Major gas delivery hub
Distributed generation

Page

Important Notice About Information in this Prospectus Supplement and the Accompanying Prospectus	ii
Incorporation by Reference	iii
Cautionary Statement Regarding Forward-Looking Statements	iv
Prospectus Supplement Summary	S-1
Use of Proceeds	S-7
Capitalization	S-7
Market Price of Common Stock and Dividends	S-8
Business	S-9
Underwriting	S-25
Legal Matters	S-30
Experts	S-30

PROSPECTUS
Cautionary Statement Regarding Forward-Looking Statements	ii
Risk Factors	1
Atmos Energy Corporation	5
Securities We May Offer	6
Use of Proceeds	6
Ratio of Earnings to Fixed Charges	7
Description of Debt Securities	7
Description of Common Stock	17
Plan of Distribution	20
Legal Matters	21
Experts	21
Where You Can Find More Information	22
Incorporation of Certain Documents by Reference	22

You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

IMPORTANT NOTICE ABOUT INFORMATION IN THIS
PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of this offering of the common stock and also adds to and updates information contained in the accompanying prospectus and the documents incorporated by reference in this prospectus supplement and the accompanying prospectus. The second part is the accompanying prospectus, dated December 4, 2006, which gives more general information, some of which does not apply to this offering. To the extent there is a conflict between the information contained in this prospectus supplement, the information contained in the accompanying prospectus or the information contained in any document incorporated by reference herein or therein, the information contained in the most recently dated document shall control.

You should rely only on the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized any other person to provide you with information that is different. If anyone provides you with different or inconsistent information, you should not rely on it. See “Incorporation by Reference” in this prospectus supplement and “Where You Can Find More Information” in the accompanying prospectus.

We are offering to sell, and seeking offers to buy, the common stock only in jurisdictions where offers and sales are permitted.

The information contained in or incorporated by reference in this document is accurate only as of the date of this prospectus supplement, regardless of the time of delivery of this prospectus supplement or of any sale of common stock.

INCORPORATION BY REFERENCE

The SEC allows us to “incorporate by reference” information in this prospectus supplement and the accompanying prospectus that we have filed with it. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this prospectus supplement and the accompanying prospectus, except for any information that is superseded by information that is included directly in this prospectus supplement or the accompanying prospectus.

We incorporate by reference in this prospectus supplement and the accompanying prospectus the documents listed below and any future filings we make with the SEC under sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 prior to the termination of this offering. These additional documents include periodic reports, such as annual reports on Form 10-K and quarterly reports on Form 10-Q and current reports on Form 8-K (other than information furnished under Items 2.02 and 7.01, which is deemed not to be incorporated by reference in this prospectus supplement or the accompanying prospectus), as well as proxy statements. You should review these filings as they may disclose a change in our business, prospects, financial condition or other affairs after the date of this prospectus supplement. The information that we file later with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act and before the termination of this offering will automatically update and supersede previous information included or incorporated by reference in this prospectus supplement and the accompanying prospectus.

This prospectus supplement and the accompanying prospectus incorporate by reference the documents listed below that we have filed with the SEC but have not been included or delivered with this document:

•	Our annual report on Form 10-K for the year ended September 30, 2006; and

•	Our current reports on Form 8-K filed with the SEC on October 20, 2006, November 13, 2006 and December 4, 2006.

These documents contain important information about us and our financial condition.

You may obtain a copy of any of these filings, or any of our future filings, from us without charge by requesting it in writing or by telephone at the following address or telephone number:

Atmos Energy Corporation
1800 Three Lincoln Centre
5430 LBJ Freeway
Dallas, Texas 75240
Attention: Susan Kappes Giles
(972) 934-9227

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Statements contained or incorporated by reference in this prospectus supplement that are not statements of historical fact are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933. Forward-looking statements are based on management’s beliefs as well as assumptions made by, and information currently available to, management. Because such statements are based on expectations as to future results and are not statements of fact, actual results may differ materially from those stated. Important factors that could cause future results to differ include, but are not limited to:

•	regulatory trends and decisions, including deregulation initiatives and the impact of rate proceedings before various state regulatory commissions;

•	adverse weather conditions, such as warmer-than-normal weather in our utility service territories or colder-than-normal weather that could adversely affect our natural gas marketing activities;

•	the concentration of our distribution, pipeline and storage operations in one state;

•	impact of environmental regulations on our business;

•	market risks beyond our control affecting our risk management activities, including market liquidity, commodity price volatility, increasing interest rates and counterparty creditworthiness;

•	our ability to continue to access the capital markets;

•	effects of inflation;

•	effects of changes in the availability and prices of natural gas, including the volatility of natural gas prices;

•	increased competition from other energy suppliers and alternative forms of energy;

•	increased costs of providing pension and post-retirement health care benefits;

•	the capital-intensive nature of our distribution business;

•	the inherent hazards and risks involved in operating a distribution business;

•	effects of natural disasters or terrorist activities; and

•	other factors discussed in this prospectus and our other filings with the SEC.

All of these factors are difficult to predict and many are beyond our control. Accordingly, while we believe these forward-looking statements to be reasonable, there can be no assurance that they will approximate actual experience or that the expectations derived from them will be realized. When used in our documents or oral presentations, the words “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “goal,” “intend,” “objective,” “plan,” “projection,” “seek,” “strategy” or similar words are intended to identify forward-looking statements. We undertake no obligation to update or revise our forward-looking statements, whether as a result of new information, future events or otherwise.

For further factors you should consider, please refer to the “Risk Factors” sections beginning on page 1 of the accompanying prospectus and Sections “Item 1A. Risk Factors” and “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our annual report on Form 10-K for the year ended September 30, 2006. See “Incorporation by Reference.”

The terms “we,” “our,” “us” and “Atmos” refer to Atmos Energy Corporation and its subsidiaries unless the context suggests otherwise. The term “you” refers to a prospective investor. The abbreviations “Mcf,” “MMcf” and “Bcf” mean thousand cubic feet, million cubic feet and billion cubic feet, respectively. The abbreviation “MMBtu” means million British thermal units.

Except as otherwise indicated, all information in this prospectus supplement assumes that the underwriters have not exercised their option to purchase additional shares of common stock.

PROSPECTUS SUPPLEMENT SUMMARY

You should read the following summary in conjunction with the more detailed information contained elsewhere in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference in this prospectus supplement and the accompanying prospectus.

Atmos Energy Corporation

Atmos Energy Corporation and its subsidiaries are engaged primarily in the natural gas utility business as well as other natural gas nonutility businesses. We are one of the country’s largest natural-gas-only distributors based on number of customers and one of the largest intrastate pipeline operators in Texas based upon miles of pipe. As of September 30, 2006, we distributed natural gas through sales and transportation arrangements to approximately 3.2 million residential, commercial, public authority and industrial customers through our seven regulated utility divisions, which covered service areas in 12 states. Our primary service areas are located in Colorado, Kansas, Kentucky, Louisiana, Mississippi, Tennessee and Texas. We have more limited service areas in Georgia, Illinois, Iowa, Missouri and Virginia. In addition, we transport natural gas for others through our distribution system.

Through our nonutility businesses, we primarily provide natural gas management and marketing services to municipalities, other local gas distribution companies and industrial customers in 22 states and natural gas transportation and storage services to some of our utility divisions and to third parties.

Our operations are divided into four segments:

•	the utility segment, which includes our regulated natural gas distribution and related sales operations,

•	the natural gas marketing segment, which includes a variety of nonregulated natural gas management services,

•	the pipeline and storage segment, which includes our regulated and nonregulated natural gas transmission and storage services and

•	the other nonutility segment, which includes all of our other nonregulated nonutility operations.

Our overall strategy is to:

•	deliver superior shareholder value,

•	improve the quality and consistency of earnings growth, while operating our natural gas utility and nonutility businesses exceptionally well and

•	enhance and strengthen a culture built on our core values.

We have experienced over 20 consecutive years of increasing dividends and earnings growth after giving effect to our acquisitions. We have achieved this record of growth while operating our utility operations efficiently by managing our operating and maintenance expenses and leveraging our technology to achieve more efficient operations. In addition, we have focused on regulatory rate proceedings to increase revenue as our costs increase and to mitigate weather-related risks through weather-normalized rates. We have also strengthened our nonutility businesses by increasing gross profit margins, actively pursuing opportunities to increase the amount of storage available to us and expanding commercial opportunities in our pipeline and storage segment.

Over the last five years, we have primarily grown through two significant acquisitions, our acquisition in December 2002 of Mississippi Valley Gas Company (MVG) and our acquisition in October 2004 of the natural gas distribution and pipeline operations of TXU Gas Company (TXU Gas). The TXU Gas acquisition doubled our number of utility customers, by adding approximately 1.5 million gas customers to our utility operations in Texas, including the Dallas-Fort Worth metropolitan area and the northern suburbs of Austin. The acquisition also added 6,162 miles of gas transmission and gathering lines and five underground storage reservoirs, all within Texas.

During the last two fiscal years, we have achieved the following:

Integration of TXU Gas.  We completed the integration of the TXU Gas operations during fiscal 2005, incorporating the administrative functions of TXU Gas into our headquarters in Dallas and managing all meter reading, customer billing and call center functions internally.

Regulatory Activities.  We pursued rate design changes and, as a result, we now have weather protection for over 90 percent of our residential and commercial customer meters beginning with the 2006-2007 winter heating season. During fiscal 2005, we obtained improved rate design in Mississippi, including improved weather normalization. During fiscal 2006, our Mid-Tex Division received a weather normalization adjustment as a part of a pending rate case and our Louisiana Division obtained a new rate design that will decouple our margins from all customer usage patterns. We were also permitted to implement new rates in our Louisiana Division in fiscal 2006, subject to possible refund, to cover customer losses in Hurricane Katrina-affected parishes and provide for increases in rate base and operating expenses.

Completed Growth Projects.  We completed four new pipeline projects during fiscal 2006, the largest of which was a joint venture project to install a 45-mile 30-inch pipeline to serve the northern suburbs of the Dallas-Fort Worth metropolitan area. We believe that this pipeline will help us deliver gas to a growing consumer market while providing increased gas transmission capacity to serve the Texas intrastate wholesale gas market.

Recent Developments

Results for Fiscal 2006.  In fiscal 2006, we reported net income of $147.7 million, or $1.82 per diluted share, compared to net income of $135.8 million, or $1.72 per diluted share, in fiscal 2005. The nine percent year-over-year increase in net income was primarily attributable to strong financial results in our natural gas marketing segment as it was able to capture higher margins in a volatile natural gas market and the inclusion of unrealized mark-to-market gains. Additionally, pipeline and storage net income increased 16 percent compared with the prior year. These results helped overcome the adverse effects on our utility segment of weather (adjusted for weather normalization) that was 13 percent warmer than normal, the adverse effect of Hurricane Katrina on our Louisiana Division and a non-cash charge to impair certain assets. Our utility operations contributed $53.0 million ($0.65 per diluted share) or 36 percent to fiscal 2006 results, compared with $81.1 million ($1.03 per diluted share) or 60 percent to fiscal 2005 results. Our nonutility operations comprised of our natural gas marketing, pipeline and storage and other nonutility segments, contributed $94.7 million ($1.17 per diluted share) or 64 percent to fiscal 2006 results, compared with $54.7 million ($0.69 per diluted share) or 40 percent to fiscal 2005 results. See “Summary Financial and Operating Data” on page S-4 and “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our annual report on Form 10-K for the year ended September 30, 2006, for more information on our results for fiscal 2006 and comparisons to prior period results.

Straight Creek Project.  In May 2006, we announced plans to expand our nonutility operations through the construction of a natural gas gathering system in Eastern Kentucky, which we refer to as the Straight Creek Project. We believe that our Straight Creek Project will relieve gas gathering and transportation constraints that have historically burdened natural gas producers in this area of Eastern Kentucky and should also improve delivery reliability to natural gas customers. As currently designed, the Straight Creek Project is expected to cost between $75.0 million and $80.0 million. Construction is expected to begin in the first half of fiscal 2007, with operations expected to begin in fiscal 2008. On October 6, 2006, we announced that the Federal Energy Regulatory Commission (FERC) issued a declaratory order finding that our Straight Creek Project, as currently designed, will be exempt from FERC jurisdiction.

Dividend Announcement.  On November 7, 2006, we announced that our Board of Directors declared a quarterly dividend increase on our common stock of approximately 2 percent to $0.32 per share of common stock. The dividend will be paid on December 11, 2006, to shareholders of record on November 27, 2006. Individuals who purchase shares of our common stock in this offering will not be entitled to receive this dividend.

Five-Year Revolving Credit Agreement.  We have negotiated a $600 million five-year revolving credit agreement with a syndicate of 15 lenders that backstops our commercial paper program. This agreement will replace and contain substantially the same terms as our existing $600 million three-year revolving credit agreement that we entered into in October 2005. We have received regulatory approval for this agreement and expect to enter into it in December 2006.

Other Developments

At our 2007 annual meeting of shareholders, scheduled for February 7, 2007, we will ask our shareholders to approve an amendment to our 1998 Long-Term Incentive Plan to increase the number of shares of our common stock reserved for issuance under the plan by 2,500,000 shares and to extend the term of the plan for an additional three years. We will also ask our shareholders to approve an extension to the term of our Annual Incentive Plan for Management by an additional five years. Holders of record of our common stock on December 11, 2006, the record date for the meeting, will be entitled to vote at the annual meeting. Therefore, the common stock that we issue in this offering will not be entitled to vote at the 2007 annual meeting.

Our address is 1800 Three Lincoln Centre, 5430 LBJ Freeway, Dallas, Texas 75240, and our telephone number is (972) 934-9227. Our internet Web site address is www.atmosenergy.com. Information on or connected to our internet Web site is not part of this prospectus supplement or the accompanying prospectus.

Summary Financial and Operating Data
(in thousands, except per share data)

The following table presents summary consolidated and segment financial and operating data of Atmos Energy Corporation for the periods and as of the dates indicated. We derived the summary financial data for the fiscal years ended September 30, 2006, 2005, 2004, 2003 and 2002 from our audited consolidated financial statements. The information is only a summary and does not provide all of the information contained in our financial statements. Therefore, you should read the information presented below in conjunction with “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included in our annual report on Form 10-K for the year ended September 30, 2006, which is incorporated by reference in this prospectus supplement and the accompanying prospectus. Over the periods presented below, we have primarily grown through two significant acquisitions, MVG in December 2002 and TXU Gas in October 2004. As a result, our consolidated financial and operating data presented below include results and data from operations of MVG and TXU Gas from the dates of the acquisitions; therefore, comparisons between periods may not be meaningful.

	Year Ended September 30,
	2006(1)	2005(2)	2004(3)	2003(4)	2002

Consolidated Financial Data
Operating revenues	$6,152,363	$4,961,873	$2,920,037	$2,799,916	$1,650,964
Gross profit	1,216,570	1,117,637	562,191	534,976	431,140
Operating expenses	833,954	768,982	368,496	347,136	275,809
Operating income	382,616	348,655	193,695	187,840	155,331
Interest charges	146,607	132,658	65,437	63,660	59,174
Miscellaneous income (expense)	881	2,021	9,507	2,191	(1,321)
Income tax expense	89,153	82,233	51,538	46,910	35,180
Cumulative effect of accounting change, net of income tax benefit	—	—	—	(7,773)	—

Net income	$147,737	$135,785	$86,227	$71,688	$59,656
Diluted net income per share before cumulative effect of accounting change, net of tax	$1.82	$1.72	$1.58	$1.71	$1.45
Diluted net income per share	$1.82	$1.72	$1.58	$1.54	$1.45
Cash dividends paid per share	$1.26	$1.24	$1.22	$1.20	$1.18
Cash flow from operating activities	$311,449	$386,944	$270,734	$49,451	$297,395
Capital expenditures	$425,324	$333,183	$190,285	$159,439	$132,252

	Year Ended September 30,
	2006	2005(2)	2004	2003(4)	2002

Selected Operating Data
Utility meters in service, end of year	3,181,199	3,157,840	1,679,136	1,672,798	1,389,341
Total utility throughput (MMcf)(5)	398,993	418,381	260,965	254,671	214,133
Natural gas marketing sales volumes (MMcf)(5)	336,516	273,201	265,090	294,785	273,692
Pipeline transportation volumes (MMcf)(5)	590,985	563,949	9,395	11,648	12,788

	As of September 30,
	2006	2005	2004	2003	2002

Consolidated Balance Sheet Data
Net property, plant and equipment(6)	$3,629,156	$3,374,367	$1,722,521	$1,624,394	$1,380,070
Working capital(6)	$(1,616)	$151,675	$283,310	$16,248	$(139,150)
Total assets(6)	$5,719,547	$5,653,527	$2,912,627	$2,625,495	$2,059,631
Debt
Long-term debt(7)	$2,180,362	$2,183,104	$861,311	$862,500	$668,959
Short-term debt(7)	385,602	148,073	5,908	127,940	167,771

Total debt	$2,565,964	$2,331,177	$867,219	$990,440	$836,730
Shareholders’ equity	$1,648,098	$1,602,422	$1,133,459	$857,517	$573,235

	Year Ended September 30,
	2006	2005	2004	2003	2002(8)

Segment Operating Income
Utility	$201,894	$236,365	$159,890	$161,134	$125,506
Natural gas marketing	102,235	40,985	27,726	13,569	20,610
Pipeline and storage	77,858	70,286	5,293	11,814	—
Other nonutility	392	818	752	1,323	9,215
Eliminations	237	201	34	—	—

Consolidated	$382,616	$348,655	$193,695	$187,840	$155,331

(1)	Financial results for fiscal 2006 include a $22.9 million pre-tax loss for the impairment of the West Texas Division’s irrigation assets.

(2)	Financial results and operating data for fiscal 2005 include the operations of our Mid-Tex and Atmos Pipeline — Texas divisions, from October 1, 2004, the date of acquisition.

(3)	Financial results for fiscal 2004 include a $5.9 million pre-tax gain on the sale of our interest in U.S. Propane, L.P. and Heritage Propane Partners, L.P.

(4)	Financial results and operating data for fiscal 2003 include the operations of MVG from December 3, 2002, the date of acquisition.

(5)	Throughput and sales volumes reflect segment operations, including intercompany sales and transportation amounts.

(6)	Beginning in fiscal 2004, we reclassified our regulatory cost of removal obligation from accumulated depreciation to a liability. The amounts presented above for property, plant and equipment, working capital and total assets reflect this reclassification for all periods presented. This reclassification did not impact our financial position, results of operations or cash flows as of and for the years ended September 30, 2003 and 2002.

(7)	Long-term debt excludes current maturities. Short-term debt is comprised of current maturities of long-term debt and short-term debt.

(8)	Pipeline and storage operations were not reported as a segment prior to fiscal 2003.

The Offering

Common Stock Offered	5,500,000 shares

Shares Outstanding After the Offering	87,239,516 shares

Use of Proceeds	We estimate that our net proceeds from this offering, without exercise of the underwriters’ option to purchase additional shares of common stock and after deducting the underwriting discount and commissions and estimated offering expenses payable by us, will be approximately $166.8 million. We intend to use the net proceeds of this offering to repay short-term debt outstanding under our commercial paper program.

NYSE Symbol	ATO

The number of shares outstanding after the offering is based on our shares outstanding on September 30, 2006, and excludes 1,573,381 shares reserved for issuance under outstanding options and share unit awards as of September 30, 2006. This number assumes that the underwriters’ option is not exercised. If the underwriters’ option is exercised, we will issue and sell up to an additional 825,000 shares.

See “Risk Factors” beginning on page 1 of the accompanying prospectus and other information included and incorporated by reference in this prospectus supplement and the accompanying prospectus for a discussion of the factors you should consider carefully before deciding to invest in our common stock.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately $166.8 million ($191.9 million if the underwriters’ option is exercised in full), after deducting the underwriting discount and commissions and estimated offering expenses payable by us.

We intend to use the estimated net proceeds of this offering to repay short-term debt outstanding under our commercial paper program. As of December 7, 2006, we had $345.7 million of our commercial paper outstanding under our commercial paper program with a weighted average interest rate of approximately 5.49 percent and a weighted average maturity of approximately 11 days. We use our commercial paper program for our working capital, capital expenditures and other general corporate purposes.

To the extent we issue shares of common stock generating net proceeds in excess of the estimated amount, we intend to use such additional net proceeds to repay additional short-term debt outstanding under our commercial paper program.

CAPITALIZATION

The following table presents our short-term debt and capitalization as of September 30, 2006, on an actual basis and on an as adjusted basis to give effect to the application of approximately $166.8 million of estimated net proceeds of this offering to repay short-term debt as if it had occurred on such date. You should read this table in conjunction with the section “Use of Proceeds” and our consolidated financial statements and related notes included in our annual report on Form 10-K for the year ended September 30, 2006, which is incorporated by reference in this prospectus supplement.

	As of September 30, 2006
	Actual	As Adjusted
	(in thousands)

Short-term debt
Current portion of long-term debt	$3,186	$3,186
Other short-term debt	382,416	215,630

Total short-term debt	$385,602	$218,816

Long-term debt, less current portion	$2,180,362	$2,180,362
Shareholders’ equity
Common stock, no par value (stated at $.005 per share); 200,000,000 shares authorized; 81,739,516 shares issued and outstanding, actual; 87,239,516 shares issued and outstanding, as adjusted(1)	$409	$437
Additional paid-in capital	1,467,240	1,633,998
Retained earnings	224,299	224,299
Accumulated other comprehensive loss	(43,850)	(43,850)

Shareholders’ equity	1,648,098	1,814,884

Total capitalization(2)	$3,828,460	$3,995,246

(1)	The number of shares of common stock issued and outstanding excludes 1,573,381 shares of our common stock then issuable upon exercise of outstanding options and share unit awards and up to 825,000 shares issuable upon the exercise of the underwriters’ option.

(2)	Total capitalization excludes the current portion of long-term debt and other short-term debt.

MARKET PRICE OF COMMON STOCK AND DIVIDENDS

Our common stock is listed on the New York Stock Exchange under the symbol “ATO.” The following table indicates the high and low closing prices of our common stock, as reported by the New York Stock Exchange, and the dividends that we paid per share during the periods indicated.

			Cash
	High	Low	Dividends Paid

Quarter Ending
December 31, 2006 (through December 7, 2006)	$33.01	$28.45
Quarter Ended
September 30, 2006	$29.11	$27.96	$0.315
June 30, 2006	27.91	26.00	0.315
March 31, 2006	27.00	26.10	0.315
December 31, 2005	28.36	25.79	0.315
Quarter Ended
September 30, 2005	$29.76	$28.23	$0.310
June 30, 2005	28.87	25.94	0.310
March 31, 2005	29.09	26.19	0.310
December 31, 2004	27.43	24.85	0.310
Quarter Ended
September 30, 2004	$25.86	$24.61	$0.305
June 30, 2004	26.05	23.68	0.305
March 31, 2004	26.86	24.32	0.305
December 31, 2003	24.99	24.15	0.305

The last reported sale price of our common stock on the New York Stock Exchange on December 7, 2006 was $32.07 per share.

The quarterly dividends of $0.315 per share paid during the four quarters of fiscal 2006 yielded an annual dividend for fiscal 2006 of $1.26 per share. Our board of directors has declared a dividend of $0.32 per share payable on December 11, 2006 to shareholders of record on November 27, 2006.

Dividends on our shares of common stock are payable at the discretion of our board of directors out of legally available funds. Future payments of dividends, and the amounts of these dividends, will depend on our financial condition, results of operations, capital requirements and other factors, including compliance with the restrictions in our debt agreements.

BUSINESS

Overview

Atmos Energy Corporation, headquartered in Dallas, Texas, is engaged primarily in the natural gas utility business as well as other natural gas nonutility businesses. We are one of the country’s largest natural-gas-only distributors based on number of customers and one of the largest intrastate pipeline operators in Texas based upon miles of pipe. As of September 30, 2006, we distributed natural gas through sales and transportation arrangements to approximately 3.2 million residential, commercial, public authority and industrial customers through our seven regulated utility divisions, which covered service areas in 12 states. Our primary service areas are located in Colorado, Kansas, Kentucky, Louisiana, Mississippi, Tennessee and Texas. We have more limited service areas in Georgia, Illinois, Iowa, Missouri and Virginia. In addition, we transport natural gas for others through our distribution system.

Through our nonutility businesses, we primarily provide natural gas management and marketing services to municipalities, other local gas distribution companies and industrial customers in 22 states and natural gas transportation and storage services to certain of our utility divisions and to third parties.

Operating Segments

Our operations are divided into four segments:

•	the utility segment, which includes our regulated natural gas distribution and related sales operations,

•	the natural gas marketing segment, which includes a variety of nonregulated natural gas management services,

•	the pipeline and storage segment, which includes our regulated and nonregulated natural gas transmission and storage services and

•	the other nonutility segment, which includes all of our other nonregulated nonutility operations.

Utility Segment

We operated our utility segment through the following seven regulated natural gas utility divisions during the year ended September 30, 2006:

•	Atmos Energy Colorado-Kansas Division,

•	Atmos Energy Kentucky Division,

•	Atmos Energy Louisiana Division,

•	Atmos Energy Mid-States Division,

•	Atmos Energy Mid-Tex Division,

•	Atmos Energy Mississippi Division and

•	Atmos Energy West Texas Division.

Effective October 1, 2006, the Kentucky and Mid-States divisions were combined.

Our natural gas utility distribution business is seasonal and dependent on weather conditions in our service areas. Gas sales to residential and commercial customers are greater during the winter months than during the remainder of the year. The volumes of gas sales during the winter months will vary with the temperatures during these months.

In addition to weather, our financial results are affected by the cost of natural gas and economic conditions in the areas that we serve. Higher gas costs, which we are generally able to pass through to our customers under purchased gas adjustment clauses, may cause customers to conserve or, in the case of industrial customers, to use alternative energy sources. Higher gas costs may also adversely impact our accounts receivable collections, resulting in higher bad debt expense and may require us to increase borrowings under our credit facilities resulting in higher interest expense.

The effect of weather that is above or below normal is substantially offset through weather normalization adjustments, known as WNA, which are now approved by the regulators for over 90 percent of residential and commercial meters in our service areas. WNA allows us to increase customers’ bills to offset lower gas usage when weather is warmer than normal and decrease customers’ bills to offset higher gas usage when weather is colder than normal.

Prior to October 1, 2006, our largest division, the Mid-Tex Division, did not have WNA. However, its operations benefited from a rate structure that combined a monthly customer charge with a declining block rate schedule to partially mitigate the impact of warmer-than-normal weather on revenue. The combination of the monthly customer charge and the customer billing under the first block of the declining block rate schedule provided for the recovery of most of our fixed costs for such operations under most weather conditions. However, this rate structure was not as beneficial during periods where weather was significantly warmer than normal.

In May 2006, the Mid-Tex Division filed a Statement of Intent seeking additional annual revenues of $60 million and several rate design changes including WNA. In July 2006, the Railroad Commission of Texas (RRC) approved an interim and a permanent WNA, effective October 1, 2006 for the Mid-Tex Division. The agreement provided that the interim WNA will be based on the use of 30 years of weather history, while the permanent WNA will allow the parties to contest the appropriate period of weather data to use in calculating normal weather. The permanent WNA will also be modified or adjusted to conform to the rate design that the RRC ultimately approves in the case. Additionally, in May 2006, we agreed to a settlement with the Louisiana Public Service Commission (LPSC) that authorized the implementation of WNA in our Louisiana Division effective December 1, 2006.

As of September 30, 2006, we had, or received regulatory approvals for, WNA for our customer meters in the following service areas for the following periods:

Georgia	October — May
Kansas	October — May
Kentucky	November — April
Louisiana(1)	December — March
Mid-Tex(1)	October — May
Mississippi	November — April
Tennessee	November — April
Amarillo, Texas	October — May
West Texas	October — May
Lubbock, Texas	October — May
Virginia	January — December

(1)	Effective beginning with the 2006-2007 winter heating season.

Our natural gas supply comes from a variety of third-party providers and from gas held in storage. We anticipate that the natural gas supply for the upcoming winter heating season will be provided by a variety of suppliers, including independent producers, marketers and pipeline companies, in addition to withdrawals of gas from storage. Additionally, the natural gas supply for our Mid-Tex Division includes peaking and spot purchase agreements. We also contract for storage service in underground storage facilities on many of the interstate pipelines serving us. We estimate the peak-day availability of natural gas supply from long-term contracts, short-term contracts and withdrawals from underground storage to be approximately 4.2 Bcf. The peak-day demand for our utility operations in fiscal 2006 was on December 8, 2005, when sales to customers reached approximately 3.4 Bcf.

Supply arrangements are contracted from our suppliers on a firm basis with various terms at market prices. The firm supply consists of both base load and swing supply quantities. Base load quantities are those that flow at a constant level throughout the month and swing supply quantities provide the flexibility to change daily quantities to match increases or decreases in requirements related to weather conditions. Except for local production purchases, we select suppliers through a competitive bidding process by requesting proposals from suppliers that have demonstrated that they can provide reliable service. We select these suppliers based on their ability to deliver gas supply to our designated firm pipeline receipt points at the lowest cost. Major suppliers during fiscal 2006 were Anadarko Energy Services, BP Energy Company, Chesapeake Energy Marketing, Inc., ConocoPhillips Company, Cross Timbers Energy Services, Inc., Devon Gas Services, L.P., Enbridge Marketing (US), L.P., PPM Energy, Inc., Tenaska Marketing and Atmos Energy Marketing, LLC, our natural gas marketing subsidiary.

The combination of base load, peaking and spot purchase agreements, coupled with the withdrawal of gas held in storage, allows us the flexibility to adjust to changes in weather, which minimizes our need to enter into long-term firm commitments.

Also, to maintain our deliveries to high priority customers, we have the ability, and have exercised our right, to curtail deliveries to certain customers under the terms of interruptible contracts or applicable state statutes or regulations. Our customers’ demand on our system is not necessarily indicative of our ability to meet current or anticipated market demands or immediate delivery requirements because of factors such as the physical limitations of gathering, storage and transmission systems, the duration and severity of cold weather, the availability of gas reserves from our suppliers, the ability to purchase additional supplies on a short-term basis and actions by federal and state regulatory authorities. Curtailment rights provide us the flexibility to meet the human-needs requirements of our customers on a firm basis. Priority allocations imposed by federal and state regulatory agencies, as well as other factors beyond our control, may affect our ability to meet the demands of our customers. We anticipate no problems with obtaining additional gas supply as needed for our customers.

We receive gas deliveries for all of our utility divisions, except for our Mid-Tex Division, through 37 pipeline transportation companies, both interstate and intrastate, to satisfy our natural gas needs. The pipeline transportation agreements are firm and many of them have “pipeline no-notice” storage service which provides for daily balancing between system requirements and nominated flowing supplies. These agreements have been negotiated with the shortest term necessary while still maintaining our right of first refusal. The natural gas supply for our Mid-Tex Division is delivered by our Atmos Pipeline – Texas Division.

The following is a brief description of our natural gas utility divisions. For more information see “Item 1. Business” in our annual report on form 10-K for the year ended September 30, 2006.

Atmos Energy Colorado-Kansas Division.  Our Colorado-Kansas Division operates in Colorado, Kansas and the southwestern corner of Missouri and is regulated by each respective state’s public service commission with respect to accounting, rates and charges, operating matters and the issuance of securities. We operate under terms of non-exclusive franchises granted by the various cities. Rates in our Kansas service area are subject to WNA. The principal transporters of the Colorado-Kansas Division’s gas supply requirements are Colorado Interstate Gas Company, Northwest Pipeline, Public Service Company of Colorado and Southern Star Central Pipeline. Additionally, the Colorado-Kansas Division purchases substantial volumes from producers that are connected directly to its distribution system.

Atmos Energy Kentucky Division.  Our Kentucky Division operates in Kentucky and is regulated by the Kentucky Public Service Commission (KPSC), which regulates utility services, rates, issuance of securities and other matters. We operate in various incorporated cities pursuant to non-exclusive franchises granted by these cities. The sale of natural gas for use as vehicle fuel in Kentucky is unregulated. In February 2006, the KPSC approved our request to continue the performance-based ratemaking mechanism for an additional five-year period. Under the performance-based mechanism, we and our customers jointly share in any actual gas cost savings achieved when compared to pre-determined benchmarks. Our rates are also subject to WNA. The Kentucky Division’s gas supply is delivered primarily by Midwestern Pipeline, Tennessee Gas Pipeline Company, Texas Gas Transmission, LLC and Trunkline Gas Company. As noted below, this division was combined with the Mid-States Division effective October 1, 2006.

Atmos Energy Louisiana Division.  Our Louisiana Division operates in Louisiana and serves the metropolitan area of Monroe, the suburban areas of New Orleans and western Louisiana. Our Louisiana Division is regulated by the Louisiana Public Service Commission, which regulates utility services, rates and other matters. We operate most of our service areas pursuant to a non-exclusive franchise granted by the governing authority of each area. Direct sales of natural gas to industrial customers in Louisiana, who use gas for fuel or in manufacturing processes, and sales of natural gas for vehicle fuel are exempt from regulation and are recognized in our natural gas marketing segment. Effective beginning with the 2006-2007 winter heating season, rates in our Louisiana service area will be subject to WNA. The principal transporters of the Louisiana Division’s gas supply requirements are Acadian Pipeline, Gulf South, Louisiana Intrastate Gas Company, Texas Gas Transmission, LLC and Trans Louisiana Gas Pipeline, Inc., a subsidiary of Atmos Pipeline and Storage, LLC.

Atmos Energy Mid-States Division.  Our Mid-States Division operates in Georgia, Illinois, Iowa, Missouri, Tennessee and Virginia. In each of these states, our rates, services and operations as a natural gas distribution company are subject to general regulation by each state’s public service commission. We operate in each community, where necessary, under a franchise granted by the municipality for a fixed term of years. In Tennessee and Georgia, we have WNA and a performance-based rate program, which provides incentives for us to find ways to lower costs and share the cost savings with our customers. We have WNA in our Virginia service area that covers the entire year. Our Mid-States Division is served by 13 interstate pipelines; however, the majority of the volumes are transported through Columbia Gulf, East Tennessee Pipeline, Southern Natural Gas and Tennessee Gas Pipeline. The Kentucky Division was combined with the Mid-States Division effective October 1, 2006.

Atmos Energy Mid-Tex Division.  Our Mid-Tex Division includes the natural gas distribution operations that operate in the north-central, eastern and western parts of Texas. The Mid-Tex Division purchases, distributes and sells natural gas in approximately 550 cities and towns, including the 11-county Dallas-Fort Worth metropolitan area. This division currently operates under a system-wide rate structure. The governing body of each municipality we serve has original jurisdiction over all utility rates, operations and services within its city limits, except with respect to sales of natural gas for vehicle fuel and agricultural use. We operate pursuant to non-exclusive franchises granted by the municipalities we serve, which are subject to renewal from time to time. The RRC has exclusive appellate jurisdiction over all rate and regulatory orders and ordinances of the municipalities and exclusive original jurisdiction over rates and services to customers not located within the limits of a municipality. Effective beginning with the 2006-2007 winter heating season, rates in our Mid-Tex service area will be subject to WNA.

Atmos Energy Mississippi Division.  Our Atmos Energy Mississippi Division operates in Mississippi and is regulated by the Mississippi Public Service Commission (MPSC) with respect to rates, services and operations. We operate under non-exclusive franchises granted by the municipalities we serve. Through fiscal 2005, we operated under a rate structure that allowed us, over a five-year period, to recover a portion of our integration costs associated with the MVG acquisition and operations and maintenance costs in excess of an agreed-upon benchmark. In addition, we were required to file for rate adjustments based on our expenses every six months. Effective October 1, 2005, our rate design was modified to substitute the original agreed-upon benchmark with a sharing mechanism to allow the sharing of cost savings above an allowed return on equity level. Further, beginning October 1, 2005, we moved from a semi-annual filing process to an annual filing process. We also have WNA in Mississippi. This division’s gas supply is delivered primarily by

Gulf South Pipeline Company, Tennessee Gas Pipeline Company, Southern Natural Gas Company, Texas Eastern Transmission, Texas Gas Transmission, LLC, Trunkline Gas Co. LLC and Enbridge Marketing, LP.

Atmos Energy West Texas Division.  Our West Texas Division operates in Texas in three primary service areas: the Amarillo service area, the Lubbock service area and the West Texas service area. Similar to our Mid-Tex Division, the governing body of each municipality we serve has original jurisdiction over all utility rates, operations and services within its city limits, except with respect to sales of natural gas for vehicle fuel and agricultural use. We operate pursuant to non-exclusive franchises granted by the municipalities we serve, which are subject to renewal from time to time. The RRC has exclusive appellate jurisdiction over all rate and regulatory orders and ordinances of the municipalities and exclusive original jurisdiction over rates and services to customers not located within the limits of a municipality. We have WNA in each of our service areas. Our West Texas Division receives transportation service from ONEOK Pipeline. In addition, the West Texas Division purchases a significant portion of its natural gas supply from Pioneer Natural Resources, which is connected directly to our Amarillo, Texas, distribution system.

Natural Gas Marketing Segment

Our natural gas marketing and other nonutility segments, which are organized under Atmos Energy Holdings, Inc. (AEH), have operations in 22 states. Through September 30, 2003, Atmos Energy Marketing, LLC, together with its wholly-owned subsidiaries Woodward Marketing, L.L.C. and Trans Louisiana Industrial Gas Company, Inc., comprised our natural gas marketing segment. Effective October 1, 2003, our natural gas marketing segment was reorganized. The operations of Atmos Energy Marketing, L.L.C. and Trans Louisiana Industrial Gas Company, Inc. were merged into Woodward Marketing, L.L.C., which was renamed Atmos Energy Marketing, LLC (AEM).

AEM provides a variety of natural gas management services to municipalities, natural gas utility systems and industrial natural gas consumers primarily in the southeastern and midwestern states and to our Kentucky, Louisiana and Mid-States divisions. These services primarily consist of furnishing natural gas supplies at fixed and market-based prices, contract negotiation and administration, load forecasting, gas storage acquisition and management services, transportation services, peaking sales and balancing services, capacity utilization strategies and gas price management through the use of derivative products. We use proprietary and customer-owned transportation and storage assets to provide the various services our customers request. As a result, our revenues arise from the types of commercial transactions we have structured with our customers and include the value we extract by optimizing the storage and transportation capacity we own or control as well as revenues for services we deliver.

We participate in transactions in which we combine the natural gas commodity and transportation costs to minimize our costs incurred to serve our customers. Additionally, we participate in natural gas storage transactions in which we seek to capture the pricing differences that occur over time. We purchase physical natural gas and then sell financial contracts at favorable prices to lock in a gross profit margin. Through the use of transportation and storage services and derivatives, we are able to capture gross profit margin through the arbitrage of pricing differences in various locations and by recognizing pricing differences that occur over time.

AEM’s management of natural gas requirements involves the sale of natural gas and the management of storage and transportation supplies under contracts with customers generally having one- to two-year terms. AEM also sells natural gas to some of its industrial customers on a delivered burner tip basis under contract terms from 30 days to two years. At September 30, 2006, AEM had a total of 679 industrial, 73 municipal and 289 other customers.

Pipeline and Storage Segment

Our pipeline and storage segment consists of the regulated pipeline and storage operations of the Atmos Pipeline – Texas Division and the nonregulated pipeline and storage operations of Atmos Pipeline and Storage,

LLC (APS). The Atmos Pipeline – Texas Division transports natural gas to our Mid-Tex Division, transports natural gas for third parties and manages five underground storage reservoirs in Texas. We also provide ancillary services customary in the pipeline industry including parking arrangements, lending and sales of inventory on hand. Parking arrangements provide short-term interruptible storage of gas on our pipeline and lending services provide short-term interruptible loans of natural gas from our pipeline to meet market demands. Both of these services are primarily offered on our Atmos Pipeline – Texas system. These operations represent one of the largest intrastate pipeline operations in Texas with a heavy concentration in the established natural gas-producing areas of central, northern and eastern Texas, extending into or near the major producing areas of the Texas Gulf Coast and the Delaware and Val Verde Basins of West Texas. Nine basins located in Texas are believed to contain a substantial portion of the nation’s remaining onshore natural gas reserves. This pipeline system provides access to all of these basins.

APS owns or has an interest in underground storage fields in Kentucky and Louisiana. We also use these storage facilities to reduce the need to contract for additional pipeline capacity to meet customer demand during peak periods.

In May 2006, APS announced plans to form a joint venture with a local natural gas producer to construct a natural gas gathering system in Eastern Kentucky. Referred to as the Straight Creek Project, the new system is expected to relieve severe gas gathering and transportation constraints that historically have burdened natural gas producers in the area and should improve delivery reliability to natural gas customers. In October 2006, the Federal Energy Regulatory Commission (FERC) issued a declaratory order finding that the Straight Creek Project will be exempt from FERC jurisdiction. The joint venture provides APS the opportunity to apply its expertise to the upstream gathering business.

Other Nonutility Segment

Our other nonutility segment consists primarily of the operations of Atmos Energy Services, LLC (AES), and Atmos Power Systems, Inc. which are wholly-owned by our subsidiary, Atmos Energy Holdings, Inc. Through AES, we provide natural gas management services to our utility operations, other than the Mid-Tex Division. These services, which began in April 2004, include aggregating and purchasing gas supply, arranging transportation and storage logistics and ultimately delivering the gas to our utility service areas at competitive prices in exchange for revenues that are equal to the costs incurred to provide those services. Through Atmos Power Systems, Inc., we have constructed electric peaking power-generating plants and associated facilities and have entered into agreements to lease these plants.

Through January 2004, United Cities Propane Gas, Inc., a wholly-owned subsidiary of Atmos Energy Holdings, Inc., owned an approximate 19 percent membership interest in U.S. Propane, L.P. (USP), a joint venture formed in February 2000 with other utility companies to own a limited partnership interest in Heritage Propane Partners, L.P. (Heritage), a publicly-traded marketer of propane through a nationwide retail distribution network. During fiscal 2004, we sold our interest in USP and Heritage. As a result of these transactions, we no longer have an interest in the propane business.

Ratemaking Activity

Overview

The method of determining regulated rates varies among the states in which our natural gas utility divisions operate. The regulators have the responsibility of ensuring that utilities under their jurisdictions operate in the best interests of customers while providing utility companies the opportunity to earn a reasonable return on investment. Generally, each regulatory authority reviews our rate request and establishes a rate structure intended to generate revenue sufficient to cover our costs of doing business and provide a reasonable return on invested capital.

Rates established by regulatory authorities are adjusted for increases and decreases in our purchased gas cost through purchased gas adjustment mechanisms. Purchased gas adjustment mechanisms provide gas utility companies a method of recovering purchased gas costs on an ongoing basis without filing a rate case to address all of the utility’s non-gas costs. These mechanisms are commonly utilized when regulatory authorities recognize a particular type of expense, such as purchased gas costs, that (i) is subject to significant price fluctuations compared to the utility’s other costs, (ii) represents a large component of the utility’s cost of service and (iii) is generally outside the control of the gas utility. There is no gross profit generated through purchased gas adjustments because they provide a dollar-for-dollar offset to increases or decreases in utility gas costs. Although substantially all of our utility sales to our customers fluctuate with the cost of gas that we purchase, utility gross profit (which is defined as operating revenues less purchased gas cost) is generally not affected by fluctuations in the cost of gas due to the purchased gas adjustment mechanism. Additionally, some jurisdictions have introduced performance-based ratemaking adjustments to provide incentives to natural gas utilities to minimize purchased gas costs through improved storage management and use of financial hedges to lock in gas costs. Under the performance-based ratemaking adjustment, purchased gas costs savings are shared between the utility and its customers.

The following table summarizes some information regarding our ratemaking jurisdictions. This information is for regulatory purposes only and may not be representative of our actual financial position.

Jurisdictional Rate Summary

		Effective		Authorized	Authorized
		Date of Last	Rate Base	Rate of	Return on
Division	Jurisdiction	Rate Action	(Thousands)(1)	Return(1)	Equity(1)

Atmos Pipeline — Texas	Texas	5/24/04	$417,111	8.258%	10.00%
Colorado-Kansas	Colorado	7/1/05	84,711	8.95%	11.25%
	Kansas	3/1/04	(2)	(2)	(2)
Kentucky	Kentucky	12/21/99	(2)	(2)	(2)
Louisiana	Trans LA	10/1/04	81,645	9.14%	10.50% - 11.50%
	LGS	10/1/04	170,358	9.23%	10.88% - 11.50%
Mid-States	Georgia	12/20/05	62,380	7.57%	10.13%
	Illinois	11/1/00	24,564	9.18%	11.56%
	Iowa	3/1/01	5,000	(2)	11.00%
	Missouri	10/14/95	(2)	10.58%	12.15%
	Tennessee	11/15/95	111,970	(2)	(2)
	Virginia	8/1/04	30,672	8.46% - 8.96%	9.50% - 10.50%
Mid-Tex	Texas	5/24/04	769,721	8.258%	10.00%
Mississippi	Mississippi	1/1/05	196,801	8.23%	9.80%
West Texas	Amarillo	9/1/03	36,844	9.88%	12.00%
	Lubbock	3/1/04	43,300	9.15%	11.25%
	West Texas	5/1/04	87,500	8.77%	10.50%

See footnotes on following page.

		Effective	Authorized	Bad		Performance-
		Date of Last	Debt/	Debt		Based Rate
Division	Jurisdiction	Rate Action	Equity Ratio	Rider(5)	WNA	Program(3)

Atmos Pipeline – Texas	Texas	5/24/04	50/50	No	N/A	N/A
Colorado-Kansas	Colorado	7/1/05	52/48	No	No	No
	Kansas	3/1/04	(2)	Yes	Yes	No
Kentucky	Kentucky	12/21/99	(2)	No	Yes	Yes
Louisiana	Trans LA	10/1/04	50/50	No	(4)	No
	LGS	10/1/04	53/47	No	(4)	No
Mid-States	Georgia	12/20/05	55/45	No	Yes	Yes
	Illinois	11/1/00	67/33	No	No	No
	Iowa	3/1/01	57/43	No	No	No
	Missouri	10/14/95	(2)	No	No	No
	Tennessee	11/15/95	56/44	No	Yes	Yes
	Virginia	8/1/04	52/48	Yes	Yes	No
Mid-Tex	Texas	5/24/04	50/50	No	(4)	No
Mississippi	Mississippi	1/1/05	47/53	No	Yes	No
West Texas	Amarillo	9/1/03	50/50	Yes	Yes	No
	Lubbock	3/1/04	50/50	No	Yes	No
	West Texas	5/1/04	50/50	No	Yes	No

(1)	The rate base and authorized rate of return presented in this table are the rate base and rate of return from the last base rate case for each jurisdiction. These rate bases and rates of return are not necessarily indicative of current or future rate bases or rates of return.

(2)	A rate base, rate of return, return on equity or debt/equity ratio was not included in the respective state commission’s final decision.

(3)	The performance-based rate program provides incentives to natural gas utilities to minimize purchased gas costs by allowing the utility and its customers to share the purchased gas cost savings.

(4)	During 2006, our Louisiana and Mid-Tex Divisions received authorization to implement WNA beginning in the 2006-2007 winter heating season.

(5)	The bad debt rider allows us to recover from ratepayers the gas cost portion of uncollectible accounts.

Recent Ratemaking Activity

Our current rate strategy focuses on seeking rate designs that reduce or eliminate regulatory lag and separate the recovery of our approved margins from customer usage patterns due to weather-related variability, declining use per customer and energy conservation, also known as decoupling. Additionally, we are seeking to stratify rates for low income households and to recover the gas cost portion of our bad debt expense.

Improving rate design is a long-term process. In the interim, we are addressing regulatory lag issues by directing discretionary capital spending to jurisdictions that permit us to recover our investment in a timely manner and filing rate cases on a more frequent basis to minimize the regulatory lag to keep our actual returns more closely aligned with our allowed returns.

Approximately 97 percent of our utility revenues in the fiscal years ended September 30, 2006, 2005 and 2004 were derived from sales at rates set by or subject to approval by local or state authorities. Net annual revenue increases resulting from ratemaking activity totaling $39.0 million, $6.3 million and $16.2 million became effective in fiscal 2006, 2005 and 2004 as summarized below:

	Most Recent			Increase (Decrease) to Revenue
	Effective	Most Recent		for the Year Ended September 30
Division	Date	Rate Action	Jurisdiction	2006	2005	2004
				(In thousands)

Atmos Pipeline – Texas	8/1/06	GRIP(1)	Texas	$5,205	$1,802	$—
Colorado-Kansas	4/1/04	Show Cause	Colorado	—	—	(1,900)
	1/1/06	Ad Valorem Tax	Kansas	1,565	—	—
	3/1/04	Rate Case	Kansas	—	—	2,500
Louisiana	2/1/06	Stable Rate Filing(2)	LGS	3,326	—	—
	10/1/04	Stable Rate Filing(2)	LGS	—	225	—
Mid-States	8/1/04	Rate Case	Virginia	—	—	372
	12/20/05	Rate Case	Georgia	409	—	—
Mid-Tex	2/1/06	GRIP(1)	Texas	25,313	—	—
Mississippi	(3)	Stable Rate Filing(2)	Mississippi	—	4,300	10,545
	11/1/05	Rate Restructuring	Mississippi	(600)	—	—
West Texas	12/1/05	GRIP(1)	Lubbock	1,263	—	—
	3/1/04	Rate Case	Lubbock	—	—	1,525
	3/1/06	GRIP(1)	West Texas	2,539	—	—
	5/1/04	Rate Case	West Texas	—	—	3,200

				$39,020	$6,327	$16,242

(1)	In 2003, the Texas Legislature approved the Gas Reliability Infrastructure Program (GRIP) which allows natural gas utilities the opportunity to include in their rate base annually approved capital costs incurred in the prior calendar year. Natural gas utilities that enter the program will be required to file a complete rate case at least once every five years.

(2)	A stable rate filing is a regulatory mechanism designed to allow us to refresh our rates on a periodic basis without filing a formal rate case.

(3)	The MPSC had formerly required that we file for rate adjustments every six months. Through May 2005, rate filings were made in May and November of each year and the rate adjustments typically became effective in June and December. See further discussion under the recent ratemaking activity for our Mississippi Division below.

Additionally, the following ratemaking efforts were initiated during fiscal 2006 but had not been completed as of September 30, 2006:

Division	Rate Action	Jurisdiction	Revenue Requested
			(in thousands)

Louisiana	Stable Rate Filing(1)	LGS	$10,753
Mid-States	Rate Case	Missouri	3,396
	Rate Proceeding(2)	Tennessee	3,400
Mid-Tex	System-Wide Case	Texas	60,844

			$78,393

(1)	The Louisiana Division has included the rate stabilization clause increase in rates. The increase is subject to refund, pending final resolution of the stable rate filing.

(2)	The Tennessee rate proceeding was settled in October 2006. See below for information regarding the settlement.

Our recent ratemaking activity is discussed in greater detail below.

Atmos Pipeline-Texas.  In April 2006, Atmos Pipeline-Texas made a filing under Texas’ Gas Reliability Infrastructure Program (GRIP) to include in rate base approximately $21.6 million of pipeline capital expenditures incurred during calendar year 2005, which should result in additional annual revenues of approximately $3.3 million. The RRC approved this filing in July 2006 and these new charges were included in the monthly customer charge beginning in August 2006.

In September 2005, Atmos Pipeline-Texas made a GRIP filing to include in rate base approximately $10.6 million of pipeline capital expenditures incurred during calendar year 2004, which resulted in approximately $1.9 million in additional annual revenue. In December 2004, Atmos Pipeline-Texas made a GRIP filing to include in rate base approximately $12.0 million of pipeline capital expenditures made by TXU Gas during calendar year 2003, which resulted in additional annual revenues of approximately $1.8 million.

Atmos Energy Colorado-Kansas Division.  In December 2005, the Colorado-Kansas Division filed its second annual ad valorem tax surcharge for $1.6 million. The surcharge is designed to collect Kansas property taxes in excess of the amount in the Colorado-Kansas Division’s most recent general rate case. We began to bill this surcharge in January 2006.

In July 2004, the Colorado Public Utility Commission ordered us to issue a one-time credit to our Colorado customers of $1.9 million. The agreement was a result of an inquiry by the Colorado Office of Consumer Counsel related to our earnings in Colorado. The staff of the Colorado Public Utility Commission was also a party to the agreement.

In May 2003, the Colorado-Kansas Division filed a rate case with the Kansas Corporation Commission for approximately $7.4 million in additional annual revenues. In January 2004, the Kansas Corporation Commission approved an agreement that allowed a $2.5 million increase in our rates effective March 2004. Additionally, the agreement allowed us to increase our monthly customer charges from $5 to $8, provided that we would not file another full rate application prior to September 2005. WNA became effective in Kansas in October 2003 in accordance with the Kansas Corporation Commission’s ruling in May 2003.

Atmos Energy Kentucky Division.  In February 2006, the KPSC approved our request to continue our Performance Based Ratemaking (PBR) mechanism for an additional five year period. The PBR establishes predetermined gas cost benchmarks and provides incentives to us for purchasing gas supply below those benchmark costs.

In February 2005, the Attorney General of the State of Kentucky filed a complaint with the Kentucky Public Service Commission (KPSC) alleging that our rates were producing revenues in excess of reasonable levels. We answered the complaint and filed a motion to dismiss with the KPSC. In February 2006, the KPSC issued an order denying our motion to dismiss but stated that the Attorney General had not met his burden of proof concerning his complaint. In March 2006, the KPSC set a procedural schedule for the case. The Attorney General is currently conducting discovery. A hearing should be scheduled for early 2007. We believe that the Attorney General will not be able to demonstrate that our present rates are in excess of reasonable levels.

Atmos Energy Louisiana Division.  In September 2005, the Louisiana Public Service Commission (LPSC) consolidated several then-existing dockets. These dockets included a separate proceeding for the renewal of the Rate Stabilization Clause (RSC) for each of the LGS and TransLa Gas service areas; resolution of the outstanding 2003 RSC filing for the LGS service area; and our request for approval of a decoupling mechanism to stabilize margins in both the LGS and TransLa service areas.

On May 25, 2006, the LPSC voted to approve a settlement which included a modified WNA providing for partial decoupling, renewal of the RSC for both the LGS and TransLa service areas with provisions that will reduce regulatory lag and a refund to customers of approximately $0.4 million for the LGS service areas that previously had been deferred. The first RSC filing was in August 2006 for approximately $10.8 million, based on a test year ended December 31, 2005, for the LGS service area. The increase is subject to refund, pending final approval by the LPSC. The first filing for the TransLa service area will be made by December 31, 2006, for the test period ending September 30, 2006, with an effective rate adjustment of April 1, 2007. WNA for both service areas will be in effect for an initial three-year period beginning with the winter of 2006-2007. In the third quarter of fiscal 2006, $6.2 million in deferred revenue associated with the 2003 RSC rate adjustment was recognized.

On August 29, 2005, Hurricane Katrina struck the Gulf Coast, inflicting significant damage to our eastern Louisiana operations. The hardest hit areas in our service territory were in Jefferson, St. Tammany, St. Bernard and Plaquemines parishes. Although service has been restored for many of our customers, a significant number of customers will not require gas service for some time, if ever, because of sustained damages. We began implementing new rates, subject to refund, in September 2006 that reflected the reduction of approximately 26,500 customers and included a request to recover costs attributable to Hurricane Katrina. We cannot accurately determine what regulatory actions, if any, may be taken by the regulators with respect to this filing or our ability to fully recover all costs incurred as a result of the storm.

During the second quarter of 2005, the Louisiana Division implemented a rate increase of $3.3 million in its LGS service area. This increase resulted from our RSC filing in 2004 and was subject to refund, pending the final resolution of that filing. As the rate increase was subject to refund, we did not recognize the effects of this increase in our results of operations during fiscal 2005 or the first three quarters of fiscal 2006.

During fiscal 2004, the Louisiana Public Service Commission approved tariff revisions for our LGS service area totaling $0.2 million that became effective in October 2004.

In October 2002, Atmos received written notification from the Executive Secretary of the LPSC asserting that a monthly facilities fee of approximately $0.6 million charged since July 2001 to Atmos by Trans Louisiana Gas Pipeline, Inc., a wholly-owned subsidiary of Atmos, pursuant to a contract between the parties, was excessive. The Executive Secretary asserted that all monthly facilities fees in excess of approximately $0.1 million from July 2001 should be refunded to ratepayers with interest. In October 2003, the LPSC unanimously voted to approve an agreement to allow us to charge a facilities fee of approximately $0.5 million per month (subject to future escalation) beginning November 2003 for a period of 14 years. No retroactive adjustments were required under this agreement.

Atmos Energy Mid-States Division.  In April 2006, we filed a rate case in our Missouri service area seeking a rate increase of $3.4 million. We are proposing to consolidate the rates for our Missouri properties into three sets of regional rates and consolidate the current purchased gas adjustment (PGA) into one statewide PGA. We are also proposing a WNA mechanism. An evidentiary hearing was completed on December 5, 2006, with an order expected to be issued in March 2007.

In March 2006, we received notification from the Tennessee Regulatory Authority (TRA) that it disagreed with the way we calculated amounts under its performance-based rate mechanism, which resulted in a one-time $3.3 million income reduction during the second quarter of fiscal 2006. We believe the original calculations were correct and have appealed the TRA’s decision.

During the third quarter of fiscal 2005, we filed a rate case in our Georgia service area seeking a rate increase of $4.0 million. In December 2005, the Georgia Public Service Commission (GPSC) approved a $0.4 million increase. In January 2006, we filed an appeal of the GPSC’s decision in the Superior Court of Fulton County. Oral arguments were held on September 7, 2006 before the Fulton County Superior Court. The court affirmed the commission’s order. We are considering further appeal.

In November 2005, we received a notice from the TRA that it was opening an investigation into allegations by the Consumer Advocate and Protection Division of the Tennessee Attorney General’s Office that we were overcharging customers in parts of Tennessee by approximately $10 million per year. We responded to numerous data requests from the TRA Staff. In April 2006, the TRA Staff filed a Report and Recommendation in which it recommended that the TRA convene a contested case procedure for the purpose of establishing a fair and reasonable return. The TRA convened to consider the Staff’s recommendation on May 15, 2006 and set a procedural schedule. A hearing was held from August 29, 2006 through August 31, 2006. Of the $10 million rate reduction requested by the Consumer Advocate and Protection Division, the TRA approved on October 27, 2006 a $6.1 million reduction to future rates.

In February 2004, the Mid-States Division filed a rate case with the Virginia Corporation Commission (VCC) to request a $1.0 million increase in our base rates, WNA and recovery of the gas cost component of bad debt expense. The VCC granted a rate increase in November 2004 of $0.4 million that was retroactively effective to July 27, 2004. Additionally, the VCC authorized WNA beginning in July 2005 and the ability to recover the gas cost component of bad debt expense.

Atmos Energy Mid-Tex Division.  The following is a discussion of our recent ratemaking activity for our Mid-Tex Division.

Rate Case.  During fiscal 2006, we received “show cause” resolutions from approximately 80 cities served by our Mid-Tex Division, including the City of Dallas, which require us to demonstrate that existing distribution rates in the Mid-Tex Division are just and reasonable. In May 2006, in response to these resolutions, we filed a Statement of Intent to increase rates on a division-wide basis. By agreement with the cities, the “show cause” resolutions were consolidated and became part of the Mid-Tex Division’s first rate case before the RRC since we acquired the TXU Gas operations in October 2004. In this rate proceeding, we are seeking incremental annual revenues in the Mid-Tex Division of approximately $60 million and several rate design changes, including WNA, revenue stabilization and recovery of the gas cost component of bad debt expense.

In exchange for an agreement to provide the intervening parties in the proceeding additional time to prepare for the hearing, we obtained agreement from the intervenors to implement WNA in the rates for the Mid-Tex Division for the 2006-2007 winter season, which has been approved by the RRC, and to implement WNA in the final rates in this proceeding. The hearing in this proceeding was concluded on November 17, 2006, and a decision is due from the RRC no later than April 2007. During the hearing, the principal issues raised by the cities included the Mid-Tex Division’s rate of return, the reduction of rate base for the accumulated deferred federal income taxes and investment tax credits associated with the TXU Gas operations prior to our acquisition, the methodology used by us to allocate certain shared services expenses to the division and the inclusion of certain items in operation and maintenance expenses.

In addition, under applicable statutes, the RRC is reviewing the interim rate adjustments that were previously granted in response to the Mid-Tex Division’s prior GRIP filings and our acquisition of the TXU Gas operations for consistency with the public interest. Any increase that the RRC may grant in this case would be effective prospectively from the date of the final order. However, any decrease that may be ordered by the RRC would be effective from May 31, 2006 pursuant to the agreement with the intervenors for consolidation of the show cause resolutions and the Statement of Intent filing. Any disallowance related to the previously granted GRIP interim rate adjustments would be refunded to customers with interest beginning some time after the issuance of a final order in this proceeding.

While the decision of the RRC in this case cannot be predicted with certainty, we believe that we have adequately demonstrated to the RRC that the Mid-Tex Division is entitled to receive an increase in annual revenues and that the remaining rate design changes should be implemented.

GRIP Filings.  In March 2006, the Mid-Tex Division made a GRIP filing to include in rate base approximately $62.2 million of distribution capital expenditures incurred during calendar year 2005, which we estimate would result in additional annual revenues of approximately $11.9 million. The RRC approved this filing in August 2006, and the new customer charges were implemented in September 2006 billings to customers.

In September 2005, the Mid-Tex Division made a GRIP filing to include in rate base approximately $29.4 million of distribution capital expenditures incurred during calendar year 2004, which currently provides additional annual revenues of approximately $6.7 million. The RRC approved this filing in January 2006, and these new charges were included in the monthly customer charge beginning in February 2006.

In December 2004, the Mid-Tex Division made a GRIP filing to include in rate base approximately $32.0 million of distribution capital expenditures made by TXU Gas during calendar year 2003, which currently provides additional annual revenues of approximately $6.7 million. New monthly customer charges were implemented in October 2005.

Other Regulatory Matters.  In September 2006, the Mid-Tex Division filed its annual gas cost reconciliation with the RRC. The filing reflects approximately $24 million in refunds of amounts that were overcollected from customers between July 2005 and June 2006. The Mid-Tex Division has requested and received approval to refund these amounts over a six-month period beginning in November 2006.

In September 2004, the Mid-Tex Division filed its 36-Month Gas Contract Review with the RRC. This proceeding involves a review for reasonableness of gas purchases totaling $2.2 billion made by the Mid-Tex Division from November 2000 through October 2003. A hearing on this matter was held before the RRC in June 2005. The parties negotiated a unanimous settlement agreement providing for a refund of $8 million to customers over a three-year period and for reimbursement of parties’ expenses without recovery from customers. The RRC approved the settlement on September 12, 2006. Refunds to customers began in the first quarter of fiscal year 2007.

The Mid-Tex Division is also pursuing an appeal to the Travis County District Court of the Final Order in its last system-wide rate case completed in May 2004 to obtain a return of and on its investment associated with the Poly I replacement pipe that was originally disallowed in its rate case completed in May 2004. The case was argued before the Travis County District Court in July 2006. The Court ruled to uphold the Commission’s final order. Steps are being taken to perfect an appeal to the Court of Appeals in Travis County.

Atmos Energy Mississippi Division.  Through the first quarter of fiscal 2005, the MPSC required that we file for rate adjustments every six months. Rate filings were made in May and November of each year and the rate adjustments typically became effective in the following July and January.

During the second quarter of fiscal 2005, we agreed with the MPSC to suspend our May 2005 semi-annual filing to allow sufficient time for us and the MPSC to undertake a comprehensive review in an effort to improve our rate design and the ratemaking process. Effective October 2005, our rate design was modified to substitute the original agreed-upon benchmark with a sharing mechanism to allow the sharing of cost savings above an allowed return on equity level. Further, we moved from a semi-annual filing process to an annual filing process. Additionally, our WNA period begins on November 1 instead of November 15, and ends on April 30 instead of May 15. Also, we now have a fixed monthly customer base charge which makes a portion of our earnings less susceptible to usage. As part of the rate design restructuring, we agreed to reduce our rates by approximately $0.6 million. We made our first annual filing under this new structure in September 2006 requesting no change in rates.

In September 2004, the MPSC originally disallowed certain deferred costs totaling $2.8 million. In connection with the modification of our rate design described above, the MPSC decided to allow these costs, and we included these costs in our rates in October 2005.

In June 2006, the MPSC approved a pilot program whereby Trans Louisiana Gas Pipeline (TLGP) will provide asset management services to the Mississippi Division. The asset management program allows TLGP to market certain off-peak gas supply assets, such as company-owned or leased storage and pipeline capacity, on a recallable basis. In return, TLGP will share net positive benefits of the asset management program with Mississippi ratepayers. The pilot program runs from June 1, 2006 to April 30, 2007 and may be extended by the MPSC upon application by Atmos.

In October 2003, the MPSC issued a final order that denied our May 2003 request for a rate increase of $5.8 million. In January 2004, the MPSC authorized additional annual revenue of $5.9 million on our November 2003 filing, which became effective in December 2003. In September 2004, the MPSC authorized additional annualized revenue of $4.7 million on our May 2004 filing, which became effective in June 2004.

We filed our second semiannual filing for 2004 in November 2004, requesting rate adjustments of $6.0 million in annualized revenue. The MPSC allowed us to include $3.0 million in annualized revenue in our rates effective January 2005. In February 2005, we entered into an agreement with the Mississippi Public Utilities Staff that provides for an additional $1.3 million in annualized revenue that was retroactive to January 2005, which was approved by the MPSC during the second quarter of fiscal 2005.

Atmos Energy West Texas Division.  In September 2005, the West Texas Division made a GRIP filing to include in rate base approximately $22.6 million of distribution capital costs incurred during calendar year 2004, which should result in additional annual revenues of approximately $3.8 million. Of this amount, approximately $1.3 million related to our Lubbock jurisdiction and the remaining $2.5 million related to our West Texas jurisdiction. New charges for the filings were included in the monthly customer charge beginning May 2006. Atmos made its 2005 GRIP filings for the West Texas Division and the Lubbock Division in September 2006 requesting no change in rates.

In January 2006, the Lubbock, Texas City Council passed a resolution requiring us to submit copies of all documentation necessary for the city to review the rates of our West Texas Division to ensure they are just and reasonable. The requested information was provided to the city on February 28, 2006. We believe that we will be able to ultimately demonstrate to the City of Lubbock that our rates are just and reasonable.

In May 2006, we began receiving “show cause” ordinances from several of the cities in the West Texas Division. We made a filing in response to the ordinances on October 2, 2006. We believe that we will be able to ultimately demonstrate to the West Texas cities that our rates are just and reasonable.

In October 2003, our West Texas Division filed a rate case in Lubbock requesting a $3.0 million increase in annual revenues and WNA for our residential, commercial and public-authority customers. The City of Lubbock approved a $1.5 million increase effective March 2004, as well as the proposed WNA.

In September 2003, our West Texas Division filed a rate case in its West Texas System to request a $7.7 million increase in annual revenues and WNA for its residential, commercial and public-authority customers. In May 2004, the 66 cities in its West Texas System approved an increase of $3.2 million in our annual utility revenues. The cities also approved a WNA rider for residential, commercial, public-authority and state-institution customers. This rider became effective in October 2004.

Other Regulation

Each of our utility divisions is regulated by various state or local public utility authorities. We are also subject to regulation by the United States Department of Transportation with respect to safety requirements in the operation and maintenance of our gas distribution facilities. Our distribution operations are also subject to various state and federal laws regulating environmental matters. From time to time we receive inquiries regarding various environmental matters. We believe that our properties and operations substantially comply with and are operated in substantial conformity with applicable safety and environmental statutes and regulations. There are no administrative or judicial proceedings arising under environmental quality statutes pending or known to be contemplated by governmental agencies which would have a material adverse effect on us or our operations. Our environmental claims have arisen primarily from former manufactured gas plant sites in Tennessee, Iowa and Missouri. See Note 13 to our consolidated financial statements included in our annual report on Form 10-K for the year ended September 30, 2006, which is incorporated by reference in this prospectus supplement and the accompanying prospectus.

FERC allows, pursuant to Section 311 of the Natural Gas Policy Act, gas transportation services through our Atmos Pipeline — Texas assets “on behalf of” interstate pipelines or local distribution companies served by interstate pipelines, without subjecting these assets to the jurisdiction of the FERC.

Competition

Although our utility operations are not currently in significant direct competition with any other distributors of natural gas to residential and commercial customers within our service areas, we do compete with other natural gas suppliers and suppliers of alternative fuels for sales to industrial and agricultural customers. We compete in all aspects of our business with alternative energy sources, including, in particular, electricity. Electric utilities offer electricity as a rival energy source and compete for the space heating, water heating and cooking markets. Promotional incentives, improved equipment efficiencies and promotional rates all contribute to the acceptability of electrical equipment. The principal means to compete against alternative fuels is lower prices, and natural gas historically has maintained its price advantage in the residential, commercial and industrial markets. However, higher gas prices, coupled with the electric utilities’ marketing efforts, have increased competition for residential and commercial customers. In addition, our Natural Gas Marketing segment competes with other natural gas brokers in obtaining natural gas supplies for our customers.

Distribution, Transmission and Related Assets

At September 30, 2006, our utility segment owned an aggregate of 75,869 miles of underground distribution and transmission mains throughout our gas distribution systems. These mains are located on easements or rights-of-way which generally provide for perpetual use. We maintain our mains through a program of continuous inspection and repair and believe that our system of mains is in good condition. At September 30, 2006, our pipeline and storage segment owned 6,127 miles of gas transmission and gathering lines.

Our utility segment also holds franchises granted by the incorporated cities and towns that we serve. At September 30, 2006, we held 1,103 franchises having terms generally ranging from five to 35 years. A significant number of our franchises expire each year, which require renewal prior to the end of their terms. We believe that we will be able to renew our franchises as they expire.

Storage Assets

Our utility and pipeline and storage segments own underground gas storage facilities in several states to supplement the supply of natural gas in periods of peak demand. The underground gas storage facilities of our utility segment have a total usable capacity of 10,076,329 Mcf, with a maximum daily delivery capability of 242,100 Mcf. The underground gas storage facilities of our pipeline and storage segment have a total usable capacity of 43,059,958 Mcf, with a maximum daily delivery capability of 1,362,000 Mcf.

Additionally, we contract for storage service in underground storage facilities on many of the interstate pipelines serving us to supplement our proprietary storage capacity. Our contracted storage provides us with a maximum storage quantity of 27,372,082 MMBtu, with a maximum daily withdrawal quantity of 776,415 MMBtu, for our utility segment other than our Mid-Tex Division and a maximum storage quantity of 10,786,846 MMBtu, with a maximum daily quantity of 297,675 MMBtu, for our natural gas marketing and our storage and pipeline segments. Maximum daily withdrawal amounts fluctuate depending upon the season and the month. The foregoing amounts represent maximum daily withdrawal quantities as of November 1, which is the beginning of the heating season.

For more information on our storage assets see “Item 2. Properties” in our annual report on Form 10-K for year ended September 30, 2006.

UNDERWRITING

Lehman Brothers Inc. and Goldman, Sachs & Co. are acting as joint book-running managers and representatives of the underwriters named below. Under the terms of an underwriting agreement, which we will file as an exhibit to our current report on Form 8-K and will be incorporated by reference in this prospectus supplement and the accompanying prospectus, each of the underwriters named below has severally agreed to purchase from us the respective number of common stock shown opposite its name below:

Number of
Underwriters	Shares

Lehman Brothers Inc.	1,650,000
Goldman, Sachs & Co.	1,650,000
Banc of America Securities LLC	440,000
J.P. Morgan Securities Inc.	440,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated	440,000
SunTrust Capital Markets, Inc.	440,000
Wachovia Capital Markets, LLC	440,000

Total	5,500,000

The underwriting agreement provides that the underwriters’ obligation to purchase shares of common stock depends on the satisfaction of the conditions contained in the underwriting agreement including:

•	the obligation to purchase all of the shares of common stock offered hereby (other than those shares of common stock covered by their option to purchase additional shares as described below), if any of the shares are purchased;

•	the representations and warranties made by us to the underwriters are true;

•	there is no material change in our business or in the financial markets; and

•	we deliver customary closing documents to the underwriters.

Commissions and Expenses

The following table summarizes the underwriting discounts and commissions we will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares. The underwriting fee is the difference between the initial price to the public and the amount the underwriters pay to us for the shares.

	No Exercise	Full Exercise

Per share	$1.1025	$1.1025
Total	$6,063,750	$6,973,313

The representatives of the underwriters have advised us that the underwriters propose to offer the shares of common stock directly to the public at the public offering price on the cover of this prospectus supplement and to selected dealers, which may include the underwriters, at such offering price less a selling concession not in excess of $0.6625 per share. After the offering, the representatives may change the offering price and other selling terms.

The expenses of the offering that are payable by us are estimated to be $400,000 (excluding underwriting discounts and commissions).

Option to Purchase Additional Shares

We have granted the underwriters an option exercisable for 30 days after the date of the underwriting agreement, to purchase, from time to time, in whole or in part, up to an aggregate of 825,000 shares at the public offering price less underwriting discounts and commissions. This option may be exercised if the underwriters sell more than 5,500,000 shares in connection with this offering. To the extent that this option is exercised, each underwriter will be obligated, subject to certain conditions, to purchase its pro rata portion of these additional shares based on the underwriter’s percentage underwriting commitment in the offering as indicated in the table at the beginning of this Underwriting Section.

Lock-Up Agreements

We, all of our directors and executive officers have agreed that, subject to certain exceptions, without the prior written consent of each of Lehman Brothers Inc. and Goldman, Sachs & Co., for a period of 90 days commencing on the date of this prospectus supplement, we and they will not (1) directly or indirectly offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock or file any registration statement under the Securities Act with respect to any of the foregoing or (2) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the common stock, whether any such swap or transaction described in clause (1) or (2) above is to be settled by delivery of common stock or such other securities, in cash or otherwise.

The 90-day restricted period described in the preceding paragraph will be extended if:

•	during the last 17 days of the 90-day restricted period, we issue an earnings release or material news or a material event relating to us occurs; or

•	prior to the expiration of the 90-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 90-day period;

in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or the occurrence of a material event, unless such extension is waived in writing by Lehman Brothers Inc. and Goldman, Sachs & Co.

Lehman Brothers Inc. and Goldman, Sachs & Co., in their sole discretion, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time with or without notice. When determining whether or not to release common stock and other securities from lock-up agreements, Lehman Brothers Inc. and Goldman, Sachs & Co. will consider, among other factors, the holder’s reasons for requesting the release, the number of shares of common stock and other securities for which the release is being requested and market conditions at the time.

Indemnification

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make for these liabilities.

Stabilization, Short Positions and Penalty Bids

The representatives may engage in stabilizing transactions, short sales and purchases to cover positions created by short sales, and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of the common stock, in accordance with Regulation M under the Securities Exchange Act of 1934:

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	A short position involves a sale by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase in the offering, which creates the syndicate short position. This short position may be either a covered short position or a naked short position. In a covered short position, the number of shares involved in the sales made by the underwriters in excess of the number of shares they are obligated to purchase is not greater than the number of shares that they may purchase by exercising their option to purchase additional shares. In a naked short position, the number of shares involved is greater than the number of shares in their option to purchase additional shares. The underwriters may close out any short position by either exercising their option to purchase additional shares and/or purchasing shares in the open market. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through their option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions.

•	Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of the common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the underwriters make representation that the representatives will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Electronic Distribution

A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by one or more of the underwriters and/or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the representatives on the same basis as other allocations.

Other than the prospectus in electronic format, the information on any underwriter’s or selling group member’s web site and any information contained in any other web site maintained by an underwriter or selling group member is not part of the prospectus or the registration statement of which this prospectus supplement and the accompanying prospectus forms a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

Stamp Taxes

If you purchase shares of common stock offered in this prospectus supplement and the accompanying prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus supplement and the accompanying prospectus.

Relationships

Certain of the underwriters and their related entities have engaged and may engage in commercial and investment banking transactions with us in the ordinary course of their business. They have received customary compensation and expenses for these commercial and investment banking transactions.

Notice to Prospective Investors

European Economic Area.  In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each a Relevant Member State), each underwriter has agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of common stock to the public in that Relevant Member State prior to the publication of a prospectus in relation to the common stock which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of common stock to the public in that Relevant Member State at any time (a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities; (b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or (c) in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive. For the purposes of this provision, the expression an “offer of common stock to the public” in relation to any common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the common stock to be offered so as to enable an investor to decide to purchase the common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

United Kingdom.  Each underwriter agrees that (i) it is a person whose ordinary activities involve it in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of its business and (ii) it has not offered or sold and will not offer or sell the common stock other than to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or as agent) for the purposes of their businesses or who it is reasonable to expect will acquire, hold, manage or dispose of investments (as principal or agent) for the purposes of their businesses where the issue of the common stock would otherwise constitute a contravention of Section 19 of the Financial Services and Markets Act 2000 (FSMA) by us; (iii) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the common stock in circumstances in which Section 21(1) of the FSMA does not apply to us; and (iv) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the common stock in, from or otherwise involving the United Kingdom.

Hong Kong.  The common stock may not be offered or sold by means of any document other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent, or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong, and no advertisement, invitation or document relating to the common stock may be issued, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to common stock which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder.

Japan.  The common stock has not been and will not be registered under the Securities and Exchange Law of Japan (the Securities and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Singapore.  This prospectus supplement and the accompanying prospectus have not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus supplement and the accompanying prospectus and any other document or material in connection with the offer or sale, or invitation for purchase, of the common stock may not be circulated or distributed, nor may the common stock be offered or sold, or be made the subject of an invitation for purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (SFA), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA. Where the common stock is purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the common stock under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

LEGAL MATTERS

Gibson, Dunn & Crutcher LLP, Dallas, Texas, and Hunton & Williams LLP, Richmond, Virginia, will opine for us as to the validity of the offered shares. Shearman & Sterling LLP, New York, New York, will pass upon certain legal matters related to the offered shares for the underwriters.

EXPERTS

The consolidated financial statements of Atmos Energy Corporation appearing in Atmos Energy Corporation’s Annual Report (Form 10-K) for the year ended September 30, 2006 and Atmos Energy Corporation management’s assessment of the effectiveness of internal control over financial reporting as of September 30, 2006 included therein have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon included therein, and incorporated herein by reference. Such consolidated financial statements and management’s assessment have been incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

PROSPECTUS

Atmos Energy Corporation

By this prospectus, we offer up to

$900,000,000

of debt securities and common stock.

We will provide specific terms of these securities in supplements to this prospectus. This prospectus may not be used to sell securities unless accompanied by a prospectus supplement. You should read this prospectus and the applicable prospectus supplement carefully before you invest.

Investing in these securities involves risks that are described in the “Risk Factors” section beginning on page 1 of this prospectus.

Our common stock is listed on the New York Stock Exchange under the symbol “ATO.”

Our address is 1800 Three Lincoln Centre, 5430 LBJ Freeway, Dallas, Texas 75240, and our telephone number is (972) 934-9227.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This prospectus is dated December 4, 2006

We have not authorized any other person to provide you with any information or to make any representations that is different from, or in addition to, the information and representations contained in this prospectus or in any of the documents that are incorporated by reference in this prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. You should assume that the information appearing in this prospectus, as well as the information contained in any document incorporated by reference, is accurate as of the date of each such document only, unless the information specifically indicates that another date applies.

The distribution of this prospectus may be restricted by law in certain jurisdictions. You should inform yourself about and observe any of these restrictions. This prospectus does not constitute, and may not be used in connection with, an offer or solicitation by anyone in any jurisdiction in which the offer or solicitation is not authorized, or in which the person making the offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make the offer or solicitation.

The terms “we,” “our,” “us” and “Atmos” refer to Atmos Energy Corporation and its subsidiaries unless the context suggests otherwise. The term “you” refers to a prospective investor.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Statements contained or incorporated by reference in this prospectus that are not statements of historical fact are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933. Forward-looking statements are based on management’s beliefs as well as assumptions made by, and information currently available to, management. Because such statements are based on expectations as to future results and are not statements of fact, actual results may differ materially from those stated. Important factors that could cause future results to differ include, but are not limited to:

•	regulatory trends and decisions, including deregulation initiatives and the impact of rate proceedings before various state regulatory commissions;

•	adverse weather conditions, such as warmer-than-normal weather in our utility service territories or colder-than-normal weather that could adversely affect our natural gas marketing activities;

•	the concentration of our distribution, pipeline and storage operations in one state;

•	impact of environmental regulations on our business;

•	market risks beyond our control affecting our risk management activities, including market liquidity, commodity price volatility, increasing interest rates and counterparty creditworthiness;

•	our ability to continue to access the capital markets;

•	effects of inflation;

•	effects of changes in the availability and prices of natural gas, including the volatility of natural gas prices;

•	increased competition from other energy suppliers and alternative forms of energy;

•	increased costs of providing pension and post-retirement health care benefits;

•	the capital-intensive nature of our distribution business;

•	the inherent hazards and risks involved in operating a distribution business;

•	effects of natural disasters or terrorist activities; and

•	other factors discussed in this prospectus and our other filings with the SEC.

All of these factors are difficult to predict and many are beyond our control. Accordingly, while we believe these forward-looking statements to be reasonable, there can be no assurance that they will approximate actual experience or that the expectations derived from them will be realized. When used in our documents or oral presentations, the words “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “goal,” “intend,” “objective,” “plan,” “projection,” “seek,” “strategy” or similar words are intended to identify forward-looking statements. We undertake no obligation to update or revise our forward-looking statements, whether as a result of new information, future events or otherwise.

For factors you should consider, please refer to “Risk Factors” beginning on page 1 of this prospectus and “Item 1A. Risk Factors” and “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our annual report on Form 10-K for the year ended September 30, 2006 and the other documents incorporated herein by reference, as well as any applicable prospectus supplements.

ii

RISK FACTORS

You should consider carefully all of the information that is included or incorporated by reference in this prospectus before investing in our debt securities or our common stock. In particular, you should evaluate the uncertainties and risks referred to or described below, which may adversely affect our business, financial condition or results of operations. Additional uncertainties and risks that are not presently known to us or that we currently deem immaterial may also adversely affect our business, financial condition or results of operations. Additional risk factors may be included in a prospectus supplement relating to a particular offering of securities.

We are subject to regulation by each state in which we operate that affect our operations and financial results.

Our natural gas utility business is subject to various regulated returns on its rate base in each of the 12 states in which we operate. We monitor the allowed rates of return and our effectiveness in earning such rates and initiate rate proceedings or operating changes as we believe are needed. In addition, in the normal course of the regulatory environment, assets may be placed in service and historical test periods established before rate cases that could adjust our returns can be filed. Once rate cases are filed, regulatory bodies have the authority to suspend implementation of the new rates while studying the cases. Because of this process, we must suffer the negative financial effects of having placed assets in service without the benefit of rate relief, which is commonly referred to as “regulatory lag”. In addition, rate cases involve a risk of rate reduction, and once rates have been approved, they are still subject to challenge for their reasonableness by appropriate regulatory authorities. Our debt and equity financings are also subject to approval by regulatory bodies in several states which could limit our ability to take advantage of favorable market conditions.

Our business could also be affected by deregulation initiatives, including the development of unbundling initiatives in the natural gas industry. Unbundling is the separation of the provision and pricing of local distribution gas services into discrete components. It typically focuses on the separation of the distribution and gas supply components and the resulting opening of the regulated components of sales services to alternative unregulated suppliers of those services. Although we believe that our enhanced technology and distribution system infrastructures have positively positioned us, we cannot provide assurance that there would be no significant adverse effect on our business should unbundling or further deregulation of the natural gas distribution service business occur.

Our operations are weather sensitive.

Our natural gas utility sales volumes and related revenues are correlated with heating requirements that result from cold winter weather. Although beginning in the 2006-2007 winter heating season, we will have weather-normalized rates for over 90 percent of our residential and commercial meters that should substantially eliminate the adverse effects of warmer-than-normal weather for meters in those service areas, our utility operating results will continue to vary with the temperatures during the winter heating season. In addition, sustained cold weather could adversely affect our natural gas marketing operations as we may be required to purchase gas at spot rates in a rising market to obtain sufficient volumes to fulfill some customer contracts.

The concentration of our distribution, pipeline and storage operations in the State of Texas has increased the exposure of our operations and financial results to adverse weather, economic conditions or regulatory decisions in Texas.

As a result of our acquisition of the distribution, pipeline and storage operations of TXU Gas in October 2004, over 50 percent of our natural gas distribution customers and most of our pipeline and storage assets and operations are now located in the State of Texas. This concentration of our business in Texas means that our operations and financial results are subject to greater impact than before from changes in the Texas economy in general as well as the weather in our service areas of the state during the winter heating season. Our financial results in fiscal 2006 were adversely affected by warm weather in Texas. In addition, the impact of any adverse rate or other regulatory decisions by state or local regulatory authorities in Texas will also be greater. The hearing in the Mid-Tex Division’s first rate case since the TXU Gas acquisition has just concluded. In the proceeding, we are seeking additional revenue and several rate design changes. A rate reduction or other significant, adverse decision by the Texas Railroad Commission in the proceeding could materially affect our financial results.

We are subject to environmental regulation which could adversely affect our operations or financial results.

We are subject to laws, regulations and other legal requirements enacted or adopted by federal, state and local governmental authorities relating to protection of the environment and health and safety matters, including those legal requirements that govern discharges of substances into the air and water, the management and disposal of hazardous substances and waste, the clean-up of contaminated sites, groundwater quality and availability, plant and wildlife protection, as well as work practices related to employee health and safety. Environmental legislation also requires that our facilities, sites and other properties associated with our operations be operated, maintained, abandoned and reclaimed to the satisfaction of applicable regulatory authorities. Failure to comply with these laws, regulations, permits and licenses may expose us to fines, penalties or interruptions in our operations that could be significant to our financial results. In addition, existing environmental regulations may be revised or our operations may become subject to new regulations. Such revised or new regulations could result in increased compliance costs or additional operating restrictions which could adversely affect our business, financial condition and results of operations.

Our operations are exposed to market risks that are beyond our control which could adversely affect our financial results.

Our risk management operations are subject to market risks beyond our control including market liquidity, commodity price volatility and counterparty creditworthiness.

Although we maintain a risk management policy, we may not be able to completely offset the price risk associated with volatile gas prices or the risk in our natural gas marketing and pipeline and storage segments which could lead to volatility in our earnings. Physical trading also introduces price risk on any net open positions at the end of each trading day, as well as volatility resulting from intra-day fluctuations of gas prices and the potential for daily price movements between the time natural gas is purchased or sold for future delivery and the time the related purchase or sale is hedged. Although we manage our business to maintain no open positions, there are times when limited net open positions related to our physical storage may occur on a short-term basis. The determination of our net open position as of any day requires us to make assumptions as to future circumstances, including the use of gas by our customers in relation to our anticipated storage and market positions. Because the price risk associated with any net open position at the end of each day may increase if the assumptions are not realized, we review these assumptions as part of our daily monitoring activities. Net open positions may increase volatility in our financial condition or results of operations if market prices move in a significantly favorable or unfavorable manner because the timing of the recognition of profits or losses on the hedges for financial accounting purposes does not always match up with the timing of the economic profits or losses on the item being hedged. This volatility may occur with a resulting increase or decrease in earnings or losses, even though the expected profit margin is essentially unchanged from the date the transactions were consummated. Further, if the local physical markets in which we trade do not move consistently with the New York Mercantile Exchange (NYMEX) futures market, we could experience increased volatility in the financial results of our natural gas marketing and pipeline and storage segments.

Our natural gas marketing and pipeline and storage segments manage margins and limit risk exposure on the sale of natural gas inventory or the offsetting fixed-price purchase or sale commitments for physical quantities of natural gas through the use of a variety of financial derivatives. However, contractual limitations could adversely affect our ability to withdraw gas from storage which could cause us to purchase gas at spot prices in a rising market to obtain sufficient volumes to fulfill customer contracts. We could also realize financial losses on our efforts to limit risk as a result of volatility in the market prices of the underlying commodities or if a counterparty fails to perform under a contract. In addition, adverse changes in the creditworthiness of our counterparties could limit the level of trading activities with these parties and increase the risk that these parties may not perform under a contract.

We are also subject to interest rate risk on our commercial paper borrowings and floating rate debt. In the past few years, we have been operating in a relatively low interest-rate environment with both short and long-term interest rates being relatively low compared to past interest rates. However, in the past two years, the Federal Reserve has taken actions that have resulted in increases in short-term interest rates. Future increases in interest rates could adversely affect our future financial results.

The execution of our business plan could be affected by an inability to access financial markets.

We rely upon access to both short-term and long-term capital markets to satisfy our liquidity requirements. Adverse changes in the economy or these markets, the overall health of the industries in which we operate and changes to our credit ratings could limit access to these markets, increase our cost of capital or restrict the execution of our business plan.

Our long-term debt is currently rated as “investment grade” by Standard & Poor’s Corporation, Moody’s Investors Services, Inc. and Fitch Ratings, Ltd., the three credit rating agencies that rate our long-term debt securities. There can be no assurance that these rating agencies will maintain investment grade ratings for our long-term debt. If we were to lose our investment-grade rating, the commercial paper markets and the commodity derivatives markets could become unavailable to us. This would increase our borrowing costs for working capital and reduce the borrowing capacity of our gas marketing affiliate. If our commercial paper ratings were lowered, it would also increase the cost of commercial paper financing and could reduce or eliminate our ability to access the commercial paper markets. If we are unable to issue commercial paper, we intend to borrow under our bank credit facilities to meet our working capital needs. This would increase the cost of our working capital financing. In addition, one of our regulatory approvals for the offer and sale of debt securities covered by the registration statement of which this prospectus is a part is conditioned upon our continued investment grade rating from at least one of the credit rating agencies named above.

Inflation and increased gas costs could adversely impact our customer base and customer collections and increase our level of indebtedness.

Inflation has caused increases in some of our operating expenses and has required assets to be replaced at higher costs. We have a process in place to continually review the adequacy of our utility gas rates in relation to the increasing cost of providing service and the inherent regulatory lag in adjusting those gas rates. Historically, we have been able to budget and control operating expenses and investments within the amounts authorized to be collected in rates and intend to continue to do so. However, the ability to control expenses is an important factor that could influence future results.

Rapid increases in the price of purchased gas, which occurred recently and in some prior years, cause us to experience a significant increase in short-term debt because we must pay suppliers for gas when it is purchased, which can be significantly in advance of when these costs may be recovered through the collection of monthly customer bills for gas delivered. Increases in purchased gas costs also slow our utility collection efforts as customers are more likely to delay the payment of their gas bills, leading to higher than normal accounts receivable. This could result in higher short-term debt levels, greater collection efforts and increased bad debt expense.

Our operations are subject to increased competition.

In the residential and commercial customer markets, our regulated utility operations compete with other energy products, such as electricity and propane. Our primary product competition is with electricity for heating, water heating and cooking. Increases in the price of natural gas could negatively impact our competitive position by decreasing the price benefits of natural gas to the consumer. This could adversely impact our business if as a result, our customer growth slows, resulting in reduced ability to make capital expenditures, or if our customers further conserve their use of gas, resulting in reduced gas purchases and customer billings.

In the case of industrial customers, such as manufacturing plants, and agricultural customers, adverse economic conditions, including higher gas costs, could cause these customers to use alternative sources of energy, such as electricity, or bypass our systems in favor of special competitive contracts with lower per-unit costs. Our pipeline and storage operations currently face limited competition from other existing intrastate pipelines and gas marketers seeking to provide or arrange transportation, storage and other services for customers. However, competition may increase if new intrastate pipelines are constructed near our existing facilities.

The cost of providing pension and postretirement health care benefits is subject to changes in pension fund values and changing demographics and may have a material adverse effect on our financial results.

We provide a cash-balance pension plan for the benefit of eligible full-time employees as well as postretirement health care benefits to eligible full-time employees. Our costs of providing such benefits is subject to changes in the market value of our pension fund assets, changing demographics, including longer life expectancy of beneficiaries and an expected increase in the number of eligible former employees over the next five to ten years, and various actuarial calculations and assumptions. The actuarial assumptions used may differ materially from actual results due to changing market and economic conditions, higher or lower withdrawal rates and other factors. These differences may result in a significant impact on the amount of pension expense or other postretirement benefit costs recorded in future periods.

Our growth in the future may be limited by the nature of our business, which requires extensive capital spending.

We must continually build additional capacity in our natural gas distribution system to maintain the growth in the number of our customers. The cost of adding this capacity may be affected by a number of factors, including the general state of the economy and weather. Our cash flows from operations are generally not sufficient to supply funding for all our capital expenditures including the financing of the costs of this new construction along with capital expenditures necessary to maintain our existing natural gas system. As a result, we must fund at least a portion of these costs through borrowing funds from third party lenders, the cost of which is dependent on the interest rates at the time. This in turn may limit our ability to connect new customers to our system due to constraints on the amount of funds we can invest in our infrastructure.

Distributing and storing natural gas involve risks that may result in accidents and additional operating costs.

Our natural gas distribution business involves a number of hazards and operating risks that cannot be completely avoided, such as leaks, accidents and operational problems, which could cause loss of human life, as well as substantial financial losses resulting from property damage, damage to the environment and to our operations. We do have liability and property insurance coverage in place for many of these hazards and risks. However, because our pipeline, storage and distribution facilities are near or are in populated areas, any loss of human life or adverse financial results resulting from such events could be large. If these events were not fully covered by insurance, our financial position and results of operations could be adversely affected.

Natural disasters and terrorist activities and other actions could adversely affect our operations or financial results.

Natural disasters are always a threat to our assets and operations. In addition, the threat of terrorist activities could lead to increased economic instability and volatility in the price of natural gas that could affect our operations. Also, companies in our industry may face a heightened risk of exposure to actual acts of terrorism, which could subject our operations to increased risks. As a result, the availability of insurance covering such risks may be more limited, which could increase the risk that an event could adversely affect future financial results.

ATMOS ENERGY CORPORATION

Atmos Energy Corporation and its subsidiaries are engaged primarily in the natural gas utility business as well as other natural gas nonutility businesses. We are one of the country’s largest natural-gas-only distributors based on number of customers and one of the largest intrastate pipeline operators in Texas based upon miles of pipe. As of September 30, 2006, we distributed natural gas through sales and transportation arrangements to approximately 3.2 million residential, commercial, public authority and industrial customers through our seven regulated utility divisions, which covered service areas in 12 states. Our primary service areas are located in Colorado, Kansas, Kentucky, Louisiana, Mississippi, Tennessee and Texas. We have more limited service areas in Georgia, Illinois, Iowa, Missouri and Virginia. In addition, we transport natural gas for others through our distribution system.

Through our nonutility businesses, we primarily provide natural gas management and marketing services to municipalities, other local gas distribution companies and industrial customers in 22 states and natural gas transportation and storage services to some of our utility divisions and to third parties.

Our operations are divided into four segments:

•	the utility segment, which includes our regulated natural gas distribution and related sales operations,

•	the natural gas marketing segment, which includes a variety of nonregulated natural gas management services,

•	the pipeline and storage segment, which includes our regulated and nonregulated natural gas transmission and storage services, and

•	the other nonutility segment, which includes all of our other nonregulated nonutility operations.

Our overall strategy is to:

•	deliver superior shareholder value,

•	improve the quality and consistency of earnings growth, while operating our natural gas utility and nonutility businesses exceptionally well, and

•	enhance and strengthen a culture built on our core values.

Over the last five years, we have primarily grown through two significant acquisitions, our acquisition in December 2002 of Mississippi Valley Gas Company (MVG) and our acquisition in October 2004 of the natural gas distribution and pipeline operations of TXU Gas Company (TXU Gas).

We have experienced over 20 consecutive years of increasing dividends and earnings growth after giving effect to our acquisitions. We have achieved this record of growth while operating our utility operations efficiently by managing our operating and maintenance expenses and leveraging our technology, such as our 24-hour call centers, to achieve more efficient operations. In addition, we have focused on regulatory rate proceedings to increase revenue as our costs increase and mitigated weather-related risks through weather-normalized rates that now apply to most of our service areas. We have also strengthened our nonutility businesses by increasing gross profit margins, actively pursuing opportunities to increase the amount of storage available to us and expanding commercial opportunities in our pipeline and storage segment.

Our core values include focusing on our employees and customers while conducting our business with honesty and integrity. We continue to strengthen our culture through ongoing communications with our employees and enhanced employee training.

SECURITIES WE MAY OFFER

Types of Securities

The types of securities that we may offer and sell from time to time by this prospectus are:

•	debt securities, which we may issue in one or more series; and

•	common stock.

The aggregate initial offering price of all securities sold will not exceed $900,000,000. We will determine when we sell securities, the amounts of securities we will sell and the prices and other terms on which we will sell them. We may sell securities to or through underwriters, through agents or dealers or directly to purchasers. The offer and sale of securities by this prospectus is subject to receipt of satisfactory regulatory approvals in five states, all of which have been received.

Prospectus Supplements

This prospectus provides you with a general description of the debt securities and common stock we may offer. Each time we offer securities, we will provide a prospectus supplement that will contain specific information about the terms of the offering. The prospectus supplement may also add to or change information contained in this prospectus. In that case, the prospectus supplement should be read as superseding this prospectus.

In each prospectus supplement, which will be attached to the front of this prospectus, we will include, among other things, the following information:

•	the type and amount of securities which we propose to sell;

•	the initial public offering price of the securities;

•	the names of the underwriters, agents or dealers, if any, through or to which we will sell the securities;

•	the compensation, if any, of those underwriters, agents or dealers;

•	if applicable, information about the securities exchanges or automated quotation systems on which the securities will be listed or traded;

•	material United States federal income tax considerations applicable to the securities, where necessary; and

•	any other material information about the offering and sale of the securities.

For more details on the terms of the securities, you should read the exhibits filed with our registration statement, of which this prospectus is a part. You should also read both this prospectus and any prospectus supplement, together with additional information described under the heading “Where You Can Find More Information.”

USE OF PROCEEDS

Except as may otherwise be stated in the applicable prospectus supplement, we intend to use the net proceeds from the sale of the securities that we may offer and sell from time to time by this prospectus for general corporate purposes, including for working capital, repaying indebtedness and funding capital projects, acquisitions and other growth.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratio of earnings to fixed charges for the periods indicated:

	Year Ended September 30,
	2006	2005	2004	2003	2002

Ratio	2.50	2.54	2.95	2.85	2.46

For purposes of computing the ratio of earnings to fixed charges, earnings consists of the sum of our income from continuing operations, before income taxes and cumulative effect of accounting changes, and fixed charges. Fixed charges consist of interest expense, amortization of debt discount, premium and expense, capitalized interest and a portion of lease payments considered to represent an interest factor.

DESCRIPTION OF DEBT SECURITIES

We may issue debt securities from time to time in one or more distinct series. This section summarizes the material terms of any debt securities that we anticipate will be common to all series. Please note that the terms of any series of debt securities that we may offer may differ significantly from the common terms described in this prospectus. Most of the specific terms of any series of debt securities that we offer, and any differences from the common terms described in this prospectus, will be described in the prospectus supplement for such securities to be attached to the front of this prospectus.

As required by U.S. federal law for all bonds and notes of companies that are publicly offered, a document called an “indenture” will govern any debt securities that we issue. An indenture is a contract between us and a financial institution acting as trustee on your behalf. We will enter into an indenture with an institution having corporate trust powers, which will act as trustee, relating to any debt securities that are offered by this prospectus. The indenture will be subject to the Trust Indenture Act of 1939. The trustee under an indenture has the following two main roles:

•	the trustee can enforce your rights against us if we default; there are some limitations on the extent to which the trustee acts on your behalf, which are described later in this prospectus; and

•	the trustee will perform certain administrative duties for us, which include sending you interest payments and notices.

As this section is a summary of some of the terms of the debt securities we may offer under this prospectus, it does not describe every aspect of the debt securities. We urge you to read the indenture and the other documents we file with the SEC relating to the debt securities because the indenture for those securities and those other documents, and not this description, will define your rights as a holder of our debt securities. We have filed the indenture as an exhibit to the registration statement that we have filed with the SEC, and we will file any such other documents as exhibits to an annual, quarterly or other report that we file with the SEC. See “Where You Can Find More Information,” for information on how to obtain copies of the indenture and any such other documents. References to the “indenture” mean the indenture that will define your rights as a holder of debt securities, a form of which we have filed as an exhibit to the registration statement of which this prospectus forms a part. The actual indenture we enter into in connection with an offering of debt securities may differ significantly from the form of indenture we have filed.

General

The debt securities will be our unsecured obligations. Senior debt securities will rank equally with all of our other unsecured and unsubordinated Indebtedness. Subordinated debt securities will rank junior to our senior indebtedness, including our credit facilities.

You should read the prospectus supplement for the following terms of the series of debt securities offered by the prospectus supplement. Our board of directors will establish the following terms before issuance of the series:

•	the title of the debt securities and whether the debt securities will be senior debt securities or subordinated debt securities;

•	the ranking of the debt securities;

•	if the debt securities are subordinated, the terms of subordination;

•	the aggregate principal amount of the debt securities, the percentage of their principal amount at which the debt securities will be issued, and the date or dates when the principal of the debt securities will be payable or how those dates will be determined or extended;

•	the interest rate or rates, which may be fixed or variable, that the debt securities will bear, if any, how the rate or rates will be determined, and the periods when the rate or rates will be in effect;

•	the date or dates from which any interest will accrue or how the date or dates will be determined, the date or dates on which any interest will be payable, whether and the terms under which payment of interest may be deferred, any regular record dates for these payments or how these dates will be determined and the basis on which any interest will be calculated, if other than on the basis of a 360-day year of twelve 30-day months;

•	the place or places, if any, other than or in addition to New York City, of payment, transfer or exchange of the debt securities, and where notices or demands to or upon us in respect of the debt securities may be served;

•	any optional redemption provisions and any restrictions on the sources of funds for redemption payments, which may benefit the holders of other securities;

•	any sinking fund or other provisions that would obligate us to repurchase or redeem the debt securities;

•	whether the amount of payments of principal of, any premium on, or interest on the debt securities will be determined with reference to an index, formula or other method, which could be based on one or more commodities, equity indices or other indices, and how these amounts will be determined;

•	any covenants with respect to the debt securities and any changes or additions to the events of default described in this prospectus;

•	if not the principal amount of the debt securities, the portion of the principal amount that will be payable upon acceleration of the maturity of the debt securities or how that portion will be determined;

•	any changes or additions to the provisions concerning defeasance and covenant defeasance contained in the applicable indenture that will be applicable to the debt securities;

•	any provisions granting special rights to the holders of the debt securities upon the occurrence of specified events;

•	if other than the trustee, the name of the paying agent, security registrar or transfer agent for the debt securities;

•	if we do not issue the debt securities in book-entry form only to be held by The Depository Trust Company, as depository, whether we will issue the debt securities in certificated form or the identity of any alternative depository;

•	the person to whom any interest in a debt security will be payable, if other than the registered holder at the close of business on the regular record date;

•	the denomination or denominations in which the debt securities will be issued, if other than denominations of $1,000 or any integral multiples;

•	any provisions requiring us to pay additional amounts on the debt securities to any holder who is not a United States person in respect of any tax, assessment or governmental charge and, if so, whether we will have the option to redeem the debt securities rather than pay the additional amounts; and

•	any other material terms of the debt securities or the indenture, which may not be consistent with the terms set forth in this prospectus.

For purposes of this prospectus, any reference to the payment of principal of, any premium on, or interest on the debt securities will include additional amounts if required by the terms of the debt securities.

The indenture will not limit the amount of debt securities that we are authorized to issue from time to time. The indenture will also provide that there may be more than one trustee thereunder, each for one or more series of debt securities. If a trustee is acting under the indenture with respect to more than one series of debt securities, the debt securities for which it is acting would be treated as if issued under separate indentures. If there is more than one trustee under the indenture, the powers and trust obligations of each trustee will apply only to the debt securities of the separate series for which it is trustee.

We may issue debt securities with terms different from those of debt securities already issued. Without the consent of the holders of the outstanding debt securities, we may reopen a previous issue of a series of debt securities and issue additional debt securities of that series unless the reopening was restricted when we created that series.

There is no requirement that we issue debt securities in the future under the indenture, and we may use other indentures or documentation, containing different provisions in connection with future issues of other debt securities.

We may issue the debt securities as “original issue discount securities,” which are debt securities, including any zero-coupon debt securities, that are issued and sold at a discount from their stated principal amount. Original issue discount securities provide that, upon acceleration of their maturity, an amount less than their principal amount will become due and payable. We will describe the U.S. federal income tax consequences and other considerations applicable to original issue discount securities in any prospectus supplement relating to them.

Holders of Debt Securities

Book-Entry Holders.  We will issue debt securities in book-entry form only, unless we specify otherwise in the applicable prospectus supplement. This means the debt securities will be represented by one or more global securities registered in the name of a financial institution that holds them as depository on behalf of other financial institutions that participate in the depository’s book-entry system. These participating institutions, in turn, hold beneficial interests in the debt securities on behalf of themselves or their customers.

Under the indenture, we will recognize as a holder only the person in whose name a debt security is registered. Consequently, for debt securities issued in global form, we will recognize only the depository as the holder of the debt securities and we will make all payments on the debt securities to the depository. The depository passes along the payments it receives to its participants, which in turn pass the payments along to their customers who are the beneficial owners.

The depository and its participants do so under agreements they have made with one another or with their customers; they are not obligated to do so under the terms of the debt securities.

As a result, you will not own the debt securities directly. Instead, you will own beneficial interests in a global security, through a bank, broker or other financial institution that participates in the depository’s book-entry system or holds an interest through a participant. As long as the debt securities are issued in global form, you will be an indirect holder, and not a holder, of the debt securities.

Street Name Holders.  In the future we may terminate a global security or issue debt securities initially in non-global form. In these cases, you may choose to hold your debt securities in your own name or in “street name.” Debt securities held in street name would be registered in the name of a bank, broker or other financial institution that you choose, and you would hold only a beneficial interest in those debt securities through an account you maintain at that institution.

For debt securities held in street name, we will recognize only the intermediary banks, brokers and other financial institutions in whose names the debt securities are registered as the holders of those debt securities, and we will make all payments on those debt securities to them. These institutions pass along the payments they receive to their customers who are the beneficial owners, but only because they agree to do so in their customer agreements or because they are legally required to do so. If you hold debt securities in street name you will be an indirect holder, and not a holder, of those debt securities.

Legal Holders.  Our obligations, as well as the obligations of the trustee and those of any third parties employed by us or the trustee, run only to the legal holders of the debt securities. We do not have obligations to you if you hold beneficial interests in global securities, in street name or by any other indirect means. This will be the case whether you choose to be an indirect holder of a debt security or have no choice because we are issuing the debt securities only in global form.

For example, once we make a payment or give a notice to the holder, we have no further responsibility for the payment or notice even if that holder is required, under agreements with depository participants or customers or by law, to pass it along to the indirect holders but does not do so. Similarly, if we want to obtain the approval of the holders for any purpose (for example, to amend the indenture or to relieve us of the consequences of a default or of our obligation to comply with a particular provision of the indenture) we would seek the approval only from the holders, and not the indirect holders, of the debt securities. Whether and how the holders contact the indirect holders is up to the holders.

When we refer to you, we mean those who invest in the debt securities being offered by this prospectus, whether they are the holders or only indirect holders of those debt securities. When we refer to your debt securities, we mean the debt securities in which you hold a direct or indirect interest.

Special Considerations for Indirect Holders.  If you hold debt securities through a bank, broker or other financial institution, either in book-entry form or in street name, you should check with your own institution to find out:

•	how it handles securities payments and notices;

•	whether it imposes fees or charges;

•	how it would handle a request for the holders’ consent, if ever required;

•	whether and how you can instruct it to send you debt securities registered in your own name so you can be a holder, if that is permitted in the future;

•	how it would exercise rights under the debt securities if there were a default or other event triggering the need for holders to act to protect their interests; and

•	if the debt securities are in book-entry form, how the depository’s rules and procedures will affect these matters.

Global Securities

What is a Global Security?  We will issue each debt security under the indenture in book-entry form only, unless we specify otherwise in the applicable prospectus supplement. A global security represents one or any other number of individual debt securities. Generally, all debt securities represented by the same global securities will have the same terms. We may, however, issue a global security that represents multiple debt securities that have different terms and are issued at different times. We call this kind of global security a master global security.

Each debt security issued in book-entry form will be represented by a global security that we deposit with and register in the name of a financial institution or its nominee that we select. The financial institution that we select for this purpose is called the depository. Unless we specify otherwise in the applicable prospectus supplement, The Depository Trust Company, New York, New York, known as DTC, will be the depository for all debt securities issued in book-entry form.

A global security may not be transferred to or registered in the name of anyone other than the depository or its nominee, unless special termination situations arise. We describe those situations below under “Special Situations When a Global Security Will Be Terminated.” As a result of these arrangements, the depository, or its nominee, will be the sole registered owner and holder of all debt securities represented by a global security, and investors will be permitted to own only beneficial interests in a global security. Beneficial interests must be held by means of an account with a broker, bank or other financial institution that in turn has an account with the depository or with another institution that does. Thus, if your security is represented by a global security, you will not be a holder of the debt security, but only an indirect holder of a beneficial interest in the global security.

Special Considerations for Global Securities.  We do not recognize an indirect holder as a holder of debt securities and instead deal only with the depository that holds the global security. The account rules of your financial institution and of the depository, as well as general laws relating to securities transfers, will govern your rights relating to a global security.

If we issue debt securities only in the form of a global security, you should be aware of the following:

•	you cannot cause the debt securities to be registered in your name, and cannot obtain non-global certificates for your interest in the debt securities, except in the special situations that we describe below;

•	you will be an indirect holder and must look to your own bank or broker for payments on the debt securities and protection of your legal rights relating to the debt securities, as we describe under “Holders of Debt Securities” above;

•	you may not be able to sell interests in the debt securities to some insurance companies and to other institutions that are required by law to own their securities in non-book-entry form;

•	you may not be able to pledge your interest in a global security in circumstances where certificates representing the debt securities must be delivered to the lender or other beneficiary of the pledge in order for the pledge to be effective;

•	the depository’s policies, which may change from time to time, will govern payments, transfers, exchanges and other matters relating to your interest in a global security. We and the trustee have no responsibility for any aspect of the depository’s actions or for its records of ownership interests in a global security. We and the trustee also do not supervise the depository in any way;

•	DTC requires, and other depositories may require, that those who purchase and sell interests in a global security within its book-entry system use immediately available funds and your broker or bank may require you to do so as well; and

•	financial institutions that participate in the depository’s book-entry system, and through which you hold your interest in a global security, may also have their own policies affecting payments, notices and other matters relating to the debt security. Your chain of ownership may contain more than one financial intermediary. We do not monitor and are not responsible for the actions of any of those intermediaries.

Special Situations When a Global Security Will Be Terminated.  In a few special situations described below, a global security will be terminated and interests in it will be exchanged for certificates in non-global form representing the debt securities it represented. After that exchange, you will be able to choose whether to hold the debt securities directly or in street name. You must consult your own bank or broker to find out how to have your interests in a global security transferred on termination to your own name, so that you will be a holder. We have described the rights of holders and street name investors above under “Holders of Debt Securities.”

The special situations for termination of a global security are as follows:

•	if the depository notifies us that it is unwilling, unable or no longer qualified to continue as depository for that global security and we do not appoint another institution to act as depository within 60 days;

•	if we notify the trustee that we wish to terminate that global security; or

•	if an event of default has occurred with regard to debt securities represented by that global security and has not been cured or waived; we discuss defaults later under “Events of Default.”

If a global security is terminated, only the depository, and not we or the trustee, is responsible for deciding the names of the intermediary banks, brokers and other financial institutions in whose names the debt securities represented by the global security are registered, and, therefore, who will be the holders of those debt securities.

Covenants

Please refer to the prospectus supplement for information about the covenants that will be applicable to the debt securities offered thereby.

Modification or Waiver

There are two types of changes that we can make to the indenture and the debt securities.

Changes Requiring Approval.  With the approval of the holders of at least a majority in principal amount of all outstanding debt securities of each series affected (including any such approvals obtained in connection with a tender or exchange offer for outstanding debt securities), we may make any changes, additions or deletions to any provisions of the indenture applicable to the affected series, or modify the rights of the holders of the debt securities of the affected series. However, without the consent of each holder affected, we cannot:

•	change the stated maturity of the principal of, any premium on, or the interest on a debt security;

•	change any of our obligations to pay additional amounts;

•	reduce the amount payable upon acceleration of maturity following the default of a debt security whose principal amount payable at stated maturity may be more or less than its principal face amount at original issuance or an original issue discount security;

•	adversely affect any right of repayment at the holder’s option;

•	change the place of payment of a debt security;

•	impair the holder’s right to sue for payment;

•	adversely affect any right to convert or exchange a debt security;

•	reduce the percentage of holders of debt securities whose consent is needed to modify or amend the indenture;

•	reduce the percentage of holders of debt securities whose consent is needed to waive compliance with any provisions of the indenture or to waive any defaults; or

•	modify any of the provisions of the indenture dealing with modification and waiver in any other respect, except to increase any percentage of consents required to amend the indenture or for any waiver or to add to the provisions that cannot be modified without the approval of each affected holder.

Changes Not Requiring Approval.  The second type of change does not require any vote by the holders of the debt securities. This type is limited to clarifications and certain other changes that would not adversely affect holders of the outstanding debt securities in any material respect. Nor do we need any approval to make any change that affects only debt securities to be issued under the indenture after the changes take effect.

Further Details Concerning Voting.  When taking a vote, we will use the following rules to decide how much principal amount to attribute to a debt security:

•	for original issue discount securities, we will use the principal amount that would be due and payable on the voting date if the maturity of the debt securities were accelerated to that date because of a default; and

•	for debt securities whose principal amount is not known (for example, because it is based on an index) we will use a special rule for that debt security described in the prospectus supplement.

Debt securities will not be considered outstanding, and therefore not eligible to vote, if we have deposited or set aside in trust money for their payment or redemption. Debt securities will also not be eligible to vote if they have been fully defeased as described later under “Defeasance and Covenant Defeasance.”

Book-entry and other indirect holders should consult their banks or brokers for information on how approval may be granted or denied if we seek to change the indenture or the debt securities or request a waiver.

Events of Default

Holders of debt securities will have special rights if an Event of Default occurs as to the debt securities of their series that is not cured, as described later in this subsection. Please refer to the prospectus supplement for information about any changes to the Events of Default, including any addition of a provision providing event risk or similar protection.

What is an Event of Default?  The term “Event of Default” as to the debt securities of a series means any of the following:

•	we do not pay interest on a debt security of the series within 30 days of its due date;

•	we do not pay the principal of or any premium, if any, on a debt security of the series on its due date;

•	we do not deposit any sinking fund payment when and as due by the terms of any debt securities requiring such payment;

•	we remain in breach of a covenant or agreement in the indenture, other than a covenant or agreement for the benefit of less than all of the holders of the debt securities, for 60 days after we receive written notice stating that we are in breach from the trustee or the holders of at least 25 percent of the principal amount of the debt securities of the series;

•	we or a restricted subsidiary of ours is in default under any matured or accelerated agreement or instrument under which we have outstanding Indebtedness for borrowed money or guarantees, which individually is in excess of $25,000,000, and we have not cured any acceleration within 30 days after we receive notice of this default from the trustee or the holders of at least 25 percent of the principal amount of the debt securities of the series, unless prior to the entry of judgment for the trustee, we or the restricted subsidiary remedy the default or the default is waived by the holders of the indebtedness;

•	we file for bankruptcy or other events of bankruptcy, insolvency or reorganization occur; or

•	any other Event of Default provided for the benefit of debt securities of the series.

An Event of Default for a particular series of debt securities will not necessarily constitute an Event of Default for any other series of debt securities issued under the indenture.

The trustee may withhold notice to the holders of debt securities of a particular series of any default if it considers its withholding of notice to be in the interest of the holders of that series, except that the trustee may not withhold notice of a default in the payment of the principal of, any premium on, or the interest on the debt securities.

Remedies if an Event of Default Occurs.  If an event of default has occurred and is continuing, the trustee or the holders of at least 25 percent in principal amount of the debt securities of the affected series may declare the entire principal amount of all the debt securities of that series to be due and immediately payable by notifying us, and the trustee, if the holders give notice, in writing. This is called a declaration of acceleration of maturity.

If the maturity of any series of debt securities is accelerated and a judgment for payment has not yet been obtained, the holders of a majority in principal amount of the debt securities of that series may cancel the acceleration if all events of default other than the non-payment of principal or interest on the debt securities of that series that have become due solely by a declaration of acceleration are cured or waived, and we deposit with the trustee a sufficient sum of money to pay:

•	all overdue interest on outstanding debt securities of that series;

•	all unpaid principal of any outstanding debt securities of that series that has become due otherwise than by a declaration of acceleration, and interest on the unpaid principal;

•	all interest on the overdue interest; and

•	all amounts paid or advanced by the trustee for that series and reasonable compensation of the trustee.

Except in cases of default, where the trustee has some special duties, the trustee is not required to take any action under the indenture at the request of any holders unless the holders offer the trustee reasonable protection from expenses and liability. This is called an indemnity. If reasonable indemnity is provided, the holders of a majority in principal amount of the outstanding debt securities of the relevant series may direct the time, method and place of conducting any lawsuit or other formal legal action seeking any remedy available to the trustee. The trustee may refuse to follow those directions if the directions conflict with any law or the indenture or expose the trustee to personal liability. No delay or omission in exercising any right or remedy will be treated as a waiver of that right, remedy or Event of Default.

Before a holder is allowed to bypass the trustee and bring his or her own lawsuit or other formal legal action or take other steps to enforce his or her rights or protect his or her interest relating to the debt securities, the following must occur:

•	the holder must give the trustee written notice that an Event of Default has occurred and remains uncured;

•	the holders of at least 25 percent in principal amount of all outstanding debt securities of the relevant series must make a written request that the trustee take action because of the default and must offer reasonable indemnity to the trustee against the cost and other liabilities of taking that action;

•	the trustee must not have instituted a proceeding for 60 days after receipt of the above notice and offer of indemnity; and

•	the holders of a majority in principal amount of the debt securities must not have given the trustee a direction inconsistent with the above notice during the 60-day period.

However, a holder is entitled at any time to bring a lawsuit for the payment of money due on his or her debt securities on or after the due date without complying with the foregoing.

Holders of a majority in principal amount of the debt securities of the affected series may waive any past defaults other than the following:

•	the payment of principal, any premium, interest or additional amounts on any debt security; or

•	in respect of a covenant that under the indenture cannot be modified or amended without the consent of each holder affected.

Each year, we will furnish the trustee with a written statement of two of our officers certifying that, to their knowledge, we are in compliance with the indenture and the debt securities, or else specifying any default.

Book-entry and other indirect holders should consult their banks or brokers for information on how to give notice or direction to or make a request of the trustee and how to declare or cancel an acceleration.

Defeasance and Covenant Defeasance

Unless we provide otherwise in the applicable prospectus supplement, the provisions for full defeasance and covenant defeasance described below apply to each series of debt securities. In general, we expect these provisions to apply to each debt security that is not a floating rate or indexed debt security.

Full Defeasance.  If there is a change in U.S. federal tax law, as described below, we can legally release ourselves from all payment and other obligations on the debt securities, called “full defeasance,” if we put in place the following arrangements for you to be repaid:

•	we must deposit in trust for the benefit of all holders of the debt securities a combination of money and obligations issued or guaranteed by the U.S. government that will generate enough cash to make interest, principal and any other payments on the debt securities on their various due dates; and

•	we must deliver to the trustee a legal opinion confirming that there has been a change in current federal tax law or an IRS ruling that lets us make the above deposit without causing you to be taxed on the debt securities any differently than if we did not make the deposit and just repaid the debt securities ourselves at maturity. Under current federal tax law, the deposit and our legal release from the debt securities would be treated as though we paid you your share of the cash and notes or bonds at the time the cash and notes or bonds are deposited in trust in exchange for your debt securities, and you would recognize gain or loss on the debt securities at the time of the deposit.

If we ever did accomplish defeasance, as described above, you would have to rely solely on the trust deposit for repayment of the debt securities. You could not look to us for repayment in the event of any shortfall. Conversely, the trust deposit would most likely be protected from claims of our lenders and other creditors if we ever become bankrupt or insolvent. If we accomplish a defeasance, we would retain only the obligations to register the transfer or exchange of the debt securities, to maintain an office or agency in respect of the debt securities and to hold moneys for payment in trust.

Covenant Defeasance.  Under current federal tax law, we can make the same type of deposit described above and be released from any restrictive covenants in the indenture specified in a prospectus supplement. This is called “covenant defeasance.” In that event, you would lose the protection of any such covenants but would gain the protection of having money and obligations issued or guaranteed by the U.S. government set aside in trust to repay the debt securities. In order to achieve covenant defeasance, we must do the following:

•	deposit in trust for your benefit and the benefit of all other direct holders of the debt securities a combination of money and obligations issued or guaranteed by the U.S. government that will generate enough cash to make interest, principal and any other payments on the debt securities on their various due dates; and

•	deliver to the trustee a legal opinion of our counsel confirming that, under current federal income tax law, we may make the above deposit without causing you to be taxed on the debt securities any differently than if we did not make the deposit and just repaid the debt securities ourselves at maturity.

If we accomplish covenant defeasance, you can still look to us for repayment of the debt securities if there were a shortfall in the trust deposit or the trustee is prevented from making payment. In fact, if one of the remaining Events of Default occurred, such as our bankruptcy, and the debt securities became immediately due and payable, there may be a shortfall. Depending on the event causing the default, you may not be able to obtain payment of the shortfall.

Debt Securities Issued in Non-Global Form

If any debt securities cease to be issued in global form, they will be issued:

•	only in fully registered form;

•	without interest coupons; and

•	unless we indicate otherwise in the prospectus supplement, in denominations of $1,000 and amounts that are integral multiples of $1,000.

Holders may exchange their debt securities that are not in global form for debt securities of smaller denominations or combined into fewer debt securities of larger denominations, as long as the total principal amount is not changed.

Holders may exchange or transfer their debt securities at the office of the trustee. We may appoint the trustee to act as our agent for registering debt securities in the names of holders transferring debt securities, or we may appoint another entity to perform these functions or perform them ourselves.

Holders will not be required to pay a service charge to transfer or exchange their debt securities, but they may be required to pay for any tax or other governmental charge associated with the transfer or exchange. The transfer or exchange will be made only if our transfer agent is satisfied with the holder’s proof of legal ownership.

If we have designated additional transfer agents for a holder’s debt security, they will be named in any prospectus supplement. We may appoint additional transfer agents or cancel the appointment of any particular transfer agent. We may also approve a change in the office through which any transfer agent acts.

If any debt securities are redeemable and we redeem less than all those debt securities, we may stop the transfer or exchange of those debt securities during the period beginning 15 days before the day we mail the notice of redemption and ending on the day of that mailing, in order to freeze the list of holders to prepare the mailing. We may also refuse to register transfers or exchanges of any debt securities selected for redemption, except that we will continue to permit transfers and exchanges of the unredeemed portion of any debt security that will be partially redeemed.

If a debt security is issued as a global security, only the depository will be entitled to transfer and exchange the debt security as described in this section, since it will be the sole holder of the debt security.

Payment Mechanics

Who Receives Payment?  If interest is due on a debt security on an interest payment date, we will pay the interest to the person or entity in whose name the debt security is registered at the close of business on the regular record date, discussed below, relating to the interest payment date. If interest is due at maturity but on a day that is not an interest payment date, we will pay the interest to the person or entity entitled to receive the principal of the debt security. If principal or another amount besides interest is due on a debt security at maturity, we will pay the amount to the holder of the debt security against surrender of the debt security at a proper place of payment, or, in the case of a global security, in accordance with the applicable policies of the depository.

Payments on Global Securities.  We will make payments on a global security in accordance with the applicable policies of the depository as in effect from time to time. Under those policies, we will pay directly to the depository, or its nominee, and not to any indirect holders who own beneficial interests in the global security. An indirect holder’s right to those payments will be governed by the rules and practices of the depository and its participants, as described under “What Is a Global Security?”.

Payments on Non-Global Securities.  For a debt security in non-global form, we will pay interest that is due on an interest payment date by check mailed on the interest payment date to the holder at his or her address shown on the trustee’s records as of the close of business on the regular record date. We will make all other payments by check, at the paying agent described below, against surrender of the debt security. We will make all payments by check in next-day funds; for example, funds that become available on the day after the check is cashed.

Alternatively, if a non-global security has a face amount of at least $1,000,000 and the holder asks us to do so, we will pay any amount that becomes due on the debt security by wire transfer of immediately available funds to an account at a bank in New York City on the due date. To request wire payment, the holder must give the paying agent appropriate transfer instructions at least five business days before the requested wire payment is due. In the case of any interest payment due on an interest payment date, the instructions must be given by the person who is the holder on the relevant regular record date. In the case of any other payment, we will make payment only after the debt security is surrendered to the paying agent. Any wire instructions, once properly given, will remain in effect unless and until new instructions are given in the manner described above.

Regular Record Dates.  We will pay interest to the holders listed in the trustee’s records as the owners of the debt securities at the close of business on a particular day in advance of each interest payment date. We will pay interest to these holders if they are listed as the owner even if they no longer own the debt security on the interest payment date. That particular day, usually about two weeks in advance of the interest payment date, is called the “regular record date” and will be identified in the prospectus supplement.

Payment When Offices Are Closed.  If any payment is due on a debt security on a day that is not a business day, we will make the payment on the next business day. Payments postponed to the next business day in this situation will be treated under the indenture as if they were made on the original due date. A postponement of this kind will not result in a default under any debt security or the indenture, and no interest will accrue on the postponed amount from the original due date to the next business day.

Paying Agents.  We may appoint one or more financial institutions to act as our paying agents, at whose designated offices debt securities in non-global form may be surrendered for payment at their maturity. We call each of those offices a paying agent. We may add, replace or terminate paying agents from time to time. We may also choose to act as our own paying agent. Initially, we have appointed the trustee, at its corporate trust office in New York City, as the paying agent. We must notify you of changes in the paying agents.

Book-entry and other indirect holders should consult their banks or brokers for information on how they will receive payments on their debt securities.

The Trustee Under the Indenture

We will identify the trustee under the indenture for our debt securities in the prospectus supplement for such securities.

The trustee may resign or be removed with respect to one or more series of debt securities and a successor trustee may be appointed to act with respect to these series.

DESCRIPTION OF COMMON STOCK

Our authorized capital stock consists of 200,000,000 shares of common stock, of which 82,077,463 shares were outstanding on November 30, 2006. Each of our shares of common stock is entitled to one vote on all matters voted upon by shareholders. Our shareholders do not have cumulative voting rights. Our issued and outstanding shares of common stock are fully paid and nonassessable. There are no redemption or sinking fund provisions applicable to the shares of our common stock, and such shares are not entitled to any preemptive rights. Since we are incorporated in both Texas and Virginia, we must comply with the laws of both states when issuing shares of our common stock.

Holders of our shares of common stock are entitled to receive such dividends as may be declared from time to time by our board of directors from our assets legally available for the payment of dividends and, upon our liquidation, a pro rata share of all of our assets available for distribution to our shareholders.

Under the provisions of some of our debt agreements, we have agreed to restrictions on the payment of cash dividends. Under these restrictions, our cumulative cash dividends paid after December 31, 1985 may not exceed the sum of our accumulated consolidated net income for periods after December 31, 1985 plus approximately $9.0 million. As of September 30, 2006, approximately $203.3 million was available for the declaration of dividends under these restrictions.

American Stock Transfer & Trust Company is the registrar and transfer agent for our common stock.

Charter and Bylaw Provisions

Some provisions of our articles of incorporation and bylaws may be deemed to have an “anti-takeover” effect. The following description of these provisions is only a summary, and we refer you to our restated articles of incorporation and bylaws for more information since their terms affect your rights as a shareholder.

Classification of the Board.  Our board of directors is divided into three classes, each of which consists, as nearly as may be possible, of one-third of the total number of directors constituting the entire board. There are currently 13 directors serving on the board. Each class of directors serves a three-year term. At each annual meeting of our shareholders, successors to the class of directors whose term expires at the annual meeting are elected for three-year terms. Our restated articles of incorporation prohibit cumulative voting. In general, in the absence of cumulative voting, one or more persons who hold a majority of our outstanding shares can elect all of the directors who are subject to election at any meeting of shareholders.

The classification of directors could have the effect of making it more difficult for shareholders, including those holding a majority of the outstanding shares, to force an immediate change in the composition of our board. Two shareholder meetings, instead of one, generally will be required to effect a change in the control of our board. Our board believes that the longer time required to elect a majority of a classified board will help to ensure the continuity and stability of our management and policies since a majority of the directors at any given time will have had prior experience as our directors.

Removal of Directors.  Our restated articles of incorporation and bylaws also provide that our directors may be removed only for cause and upon the affirmative vote of the holders of at least 75 percent of the shares then entitled to vote at an election of directors.

Fair Price Provisions.  Article VII of our articles of incorporation provides certain “Fair Price Provisions” for our shareholders. Under Article VII, a merger, consolidation, sale of assets, share exchange, recapitalization or other similar transaction, between us or a company controlled by or under common control with us and any individual, corporation or other entity which owns or controls 10 percent or more of our voting capital stock, would be required to satisfy the condition that the aggregate consideration per share to be received in the transaction for each class of our voting capital stock be at least equal to the highest per share price, or equivalent price for any different classes or series of stock, paid by the 10 percent shareholder in acquiring any of its holdings of our stock. If a proposed transaction with a 10 percent shareholder does not meet this condition, then the transaction must be approved by the holders of at least 75 percent of the outstanding shares of voting capital stock held by our shareholders other than the 10 percent shareholder unless a majority of the directors who were members of our board immediately prior to the time the 10 percent shareholder involved in the proposed transaction became a 10 percent shareholder have either:

•	expressly approved in advance the acquisition of the outstanding shares of our voting capital stock that caused the 10 percent shareholder to become a 10 percent shareholder, or

•	approved the transaction either in advance of or subsequent to the 10 percent shareholder becoming a 10 percent shareholder.

The provisions of Article VII may not be amended, altered, changed, or repealed except by the affirmative vote of at least 75 percent of the votes entitled to be cast thereon at a meeting of our shareholders duly called for consideration of such amendment, alteration, change, or repeal. In addition, if there is a 10 percent shareholder, such action must also be approved by the affirmative vote of at least 75 percent of the outstanding shares of our voting capital stock held by the shareholders other than the 10 percent shareholder.

Shareholder Proposals and Director Nominations.  Our shareholders can submit shareholder proposals and nominate candidates for the board of directors if the shareholders follow the advance notice procedures described in our bylaws.

Shareholder proposals must be submitted to our corporate secretary at least 60 days, but not more than 85 days, before the annual meeting; provided, however, that if less than 75 days’ notice or prior public disclosure of the date of the annual meeting is given or made to shareholders, notice by the shareholder to be timely must be received by our Secretary not later than the close of business on the 25th day following the day on which such notice of the date of the annual meeting was mailed or such public disclosure was made. The notice must include a description of the proposal, the shareholder’s name and address and the number of shares held, and all other information which would be required to be included in a proxy statement filed with the SEC if the shareholder were a participant in a solicitation subject to the SEC proxy rules. To be included in our proxy statement for an annual meeting, we must receive the proposal at least 120 days prior to the anniversary of the date we mailed the proxy statement for the prior year’s annual meeting.

To nominate directors, shareholders must submit a written notice to our corporate secretary at least 60 days, but not more than 85 days, before a scheduled meeting; provided, however, that if less than 75 days’ notice or prior public disclosure of the date of the annual meeting is given or made to shareholders, such nomination shall have been received by our Secretary not later than the close of business on the 25th day following the day on which such notice of the date of the annual meeting was mailed or such public disclosure was made. The notice must include the name and address of the shareholder and of the shareholder’s nominee, the number of shares held by the shareholder, a representation that the shareholder is a holder of record of common stock entitled to vote at the meeting, and that the shareholder intends to appear in person or by proxy to nominate the persons specified in the notice, a description of any arrangements between the shareholder and the shareholder’s nominee, information about the shareholder’s nominee required by the SEC, and the written consent of the shareholder’s nominee to serve as a director.

Shareholder proposals and director nominations that are late or that do not include all required information may be rejected. This could prevent shareholders from bringing certain matters before an annual or special meeting or making nominations for directors.

Shareholder Rights Plan

On November 12, 1997, our board of directors declared a dividend distribution of one right for each outstanding share of our common stock to shareholders of record at the close of business on May 10, 1998. Each right entitles the registered holder to purchase from us one-tenth share of our common stock at a purchase price of $8.00 per share, subject to adjustment. The description and terms of the rights are set forth in a rights agreement between us and the rights agent.

Subject to exceptions specified in the rights agreement, the rights will separate from our common stock and a distribution date will occur upon the earlier of:

•	ten business days following a public announcement that a person or group of affiliated or associated persons has acquired, or obtained the right to acquire, beneficial ownership of 15 percent or more of the outstanding shares of our common stock, other than as a result of repurchases of stock by us or specified inadvertent actions by institutional or other shareholders;

•	ten business days, or such later date as our board of directors shall determine, following the commencement of a tender offer or exchange offer that would result in a person or group having acquired, or obtained the right to acquire, beneficial ownership of 15 percent or more of the outstanding shares of our common stock; or

•	ten business days after our board of directors shall declare any person to be an adverse person within the meaning of the rights plan.

The rights expire at 5:00 P.M., Eastern time, on May 10, 2008, unless extended prior thereto by our board or earlier if redeemed by us.

The rights will not have any voting rights. The exercise price payable and the number of shares of our common stock or other securities or property issuable upon exercise of the rights are subject to adjustment from time to time to prevent dilution. We issue rights when we issue our common stock until the rights have separated from the common stock. After the rights have separated from the common stock, we may issue additional rights if the board of directors deems such issuance to be necessary or appropriate.

The rights have “anti-takeover” effects and may cause substantial dilution to a person or entity that attempts to acquire us on terms not approved by our board of directors except pursuant to an offer conditioned upon a substantial number of rights being acquired. The rights should not interfere with any merger or other business combination approved by our board of directors because, prior to the time that the rights become exercisable or transferable, we can redeem the rights at $.01 per right.

Other

As part of the consideration for our MVG acquisition in December 2002, we issued shares of common stock to the owners of that company for a portion of the purchase price. In connection with the acquisition, these parties agreed, for up to five years from the closing of the acquisition, and with some exceptions, not to sell or transfer shares representing more than 1 percent of our total outstanding voting securities to any person or group or any shares to a person or group who would hold more than 9.9 percent of our total outstanding voting securities after the sale or transfer. This restriction, and other agreed restrictions on the ability of these shareholders to acquire additional shares, participate in proxy solicitations or act to seek control, may be deemed to have an “anti-takeover” effect.

PLAN OF DISTRIBUTION

We may sell the securities offered by this prospectus and a prospectus supplement as follows:

•	through agents;

•	to or through underwriters;

•	through dealers;

•	directly by us to purchasers; or

•	through a combination of any such methods of sale.

We, directly or through agents or dealers, may sell, and the underwriters may resell, the securities in one or more transactions, including:

•	transactions on the New York Stock Exchange or any other organized market where the securities may be traded;

•	in the over-the-counter market;

•	in negotiated transactions; or

•	through a combination of any such methods of sale.

The securities may be sold at a fixed price or prices which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

Agents designated by us from time to time may solicit offers to purchase the securities. We will name any such agent involved in the offer or sale of the securities and set forth any commissions payable by us to such agent in a prospectus supplement relating to any such offer and sale of securities. Unless otherwise indicated in the prospectus supplement, any such agent will be acting on a best efforts basis for the period of its appointment. Any such agent may be deemed to be an underwriter of the securities, as that term is defined in the Securities Act.

If underwriters are used in the sale of securities, securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions. Securities may be offered to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. If an underwriter or underwriters are used in the sale of securities, we will execute an underwriting agreement with such underwriter or underwriters at the time an agreement for such sale is reached. We will set forth in the prospectus supplement the names of the specific managing underwriter or underwriters, as well as any other underwriters, and the terms of the transactions, including compensation of the underwriters and dealers. Such compensation may be in the form of discounts, concessions or commissions. Underwriters and others participating in any offering of securities may engage in transactions that stabilize, maintain or otherwise affect the price of such securities. We will describe any such activities in the prospectus supplement.

We may elect to list any class or series of securities on any exchange, but we are not currently obligated to do so. It is possible that one or more underwriters, if any, may make a market in a class or series of securities, but the underwriters will not be obligated to do so and may discontinue any market making at any time without notice. We cannot give any assurance as to the liquidity of the trading market for any of the securities we may offer.

If a dealer is used in the sale of the securities, we or an underwriter will sell such securities to the dealer, as principal. The dealer may then resell such securities to the public at varying prices to be determined by such dealer at the time of resale. The prospectus supplement will set forth the name of the dealer and the terms of the transactions.

We may directly solicit offers to purchase the securities, and we may sell directly to institutional investors or others. These persons may be deemed to be underwriters within the meaning of the Securities Act with respect to any resale of the securities. The prospectus supplement will describe the terms of any such sales, including the terms of any bidding, auction or other process, if used.

Agents, underwriters and dealers may be entitled under agreements which may be entered into with us to indemnification by us against specified liabilities, including liabilities under the Securities Act, or to contribution by us to payments they may be required to make in respect of such liabilities. The prospectus supplement will describe the terms and conditions of such indemnification or contribution. Some of the agents, underwriters or dealers, or their affiliates, may engage in transactions with or perform services for us and our subsidiaries in the ordinary course of their business.

LEGAL MATTERS

Gibson, Dunn & Crutcher LLP, Dallas, Texas, and Hunton & Williams LLP, Richmond, Virginia, have each rendered an opinion with respect to the validity of the securities that may be offered under this prospectus. We filed these opinions as exhibits to the registration statement of which this prospectus is a part. If counsel for any underwriters passes on legal matters in connection with an offering made under this prospectus, we will name that counsel in the prospectus supplement relating to that offering.

EXPERTS

The consolidated financial statements of Atmos Energy Corporation appearing in Atmos Energy Corporation’s Annual Report (Form 10-K) for the year ended September 30, 2006 and Atmos Energy Corporation management’s assessment of the effectiveness of internal control over financial reporting as of September 30, 2006 included therein have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon included therein, and incorporated herein by reference. Such consolidated financial statements and management’s assessment have been incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission under the Securities Exchange Act of 1934. You may read and copy this information at the Public Reference Room of the SEC, 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the Public Reference Room by calling the SEC at (800) SEC-0330.

The SEC also maintains an internet Web site that contains reports, proxy statements and other information about issuers, like us, who file electronically with the SEC. The address of that site is www.sec.gov.

You can also inspect reports, proxy statements and other information about us at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

We have filed with the SEC a registration statement on Form S-3 that registers the securities we are offering. The registration statement, including the attached exhibits and schedules, contains additional relevant information about us and the securities offered. The rules and regulations of the SEC allow us to omit certain information included in the registration statement from this prospectus.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” information in this prospectus that we have filed with it. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this prospectus, except for any information that is superseded by information that is included directly in this prospectus or any prospectus supplement relating to an offering of our securities.

We incorporate by reference into this prospectus the documents listed below and any future filings we make with the SEC under sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 prior to the termination of our offering of securities. These additional documents include periodic reports, such as annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K (other than information furnished under Items 2.02 and 7.01, which is deemed not to be incorporated by reference in this prospectus), as well as proxy statements. You should review these filings as they may disclose a change in our business, prospects, financial condition or other affairs after the date of this prospectus.

This prospectus incorporates by reference the documents listed below that we have filed with the SEC but have not been included or delivered with this document:

•	Our annual report on Form 10-K for the year ended September 30, 2006; and

•	Our current reports on Form 8-K filed with the SEC on October 20, 2006, November 13, 2006 and December 4, 2006.

These documents contain important information about us and our financial condition.

You may obtain a copy of any of these filings, or any of our future filings, from us without charge by requesting it in writing or by telephone at the following address or telephone number:

Atmos Energy Corporation
1800 Three Lincoln Centre
5430 LBJ Freeway
Dallas, Texas 75240
Attention: Susan Kappes Giles
(972) 934-9227

Our internet Web site address is www.atmosenergy.com. Information on or connected to our internet Web site is not part of this prospectus.

5,500,000 Shares

Atmos Energy Corporation

Common Stock

PROSPECTUS SUPPLEMENT
December 7, 2006

Lehman Brothers

Goldman, Sachs & Co.

Banc of America Securities LLC

JPMorgan

Merrill Lynch & Co.

SunTrust Robinson Humphrey

Wachovia Securities